INTERPARFUMS, INC.

Annual Report 2024

Abercrombie & Fitch
Anna Sui
Boucheron
Coach
DKNY
Donna Karan
Emanuel Ungaro
Ferragamo
Goutal
Graff
Guess
Hollister
Jimmy Choo
Karl Lagerfeld
Kate Spade
Lacoste
Lanvin
MCM
Moncler
Montblanc
Off-White
Oscar de la Renta
Roberto Cavalli
Rochas
Solferino
Van Cleef & Arpels

TABLE OF CONTENTS

2024 Letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

By every measure, 2024 was a great year for Interparfums. We achieved record sales and earnings, began manufacturing and distributing two new fragrance brands, added still another brand to our portfolio, while maintaining a strong balance sheet, and increasing our annual cash dividend by 7%. In late 2024, we re-inforced our 18 year partnership with Van Cleef & Arpels by extending our license through year-end 2033. Similarly, in early 2025, five years were added to our Coach license which now runs through June 2031. As responsible corporate citizens, we are committed to advancing our ESG initiatives and our efforts are paying off. Over the past 18 months, we have improved our MSCI score by two notches - from “CCC” to “BB” in March 2025. We are focused on making continued progress, with the goal of achieving further improvements by the end of 2025.



Philippe Benacin and Jean Madar

Sales for the year were $1.452 billion, reflecting a 10% increase over 2023 with improvement coming from across the globe. Our brand portfolio remains both strong and resilient. Our top six brands grew 4% in 2024, and when including our recently added brand, Lacoste, our largest brands represented 76% of our sales in 2024. Sales in our three largest markets – North America, Western Europe, and Asia/Pacific – grew by 6%, 21%, and 3%, respectively. We achieved growth of 5% in the Middle East & Africa, 14% in Eastern Europe, and 17% in Central & South America. Travel retail sales, a critical channel for enhancing brand visibility, grew by 20%. Direct sales to retailers, including travel retail, have become a larger component of our sales mix, accounting to 49% of net sales in 2024, up from 47% from 2023.

Our European based operations generated 10% sales growth in 2024, fueled by the 7% gain achieved by our largest brand, Jimmy Choo, the addition of Lacoste, and solid execution across several of our smaller brands, notably Karl Lagerfeld, Moncler, Van Cleef & Arpels and Rochas. Montblanc and Coach, our second and third largest brands, held steady after exceptional sales growth in 2023 of 15% and 25%, respectively. Lacoste, in its first year under our management, far exceeded expectations, with sales achieving $85 million. Through a blend of strategy, creativity, market insight, and commercial innovation, we transformed Lacoste's presence, setting a new standard in its space.

For our United States based operations, net sales rose 12% in 2024, primarily driven by the group's two largest brands, GUESS and Donna Karan/DKNY. Strong momentum by MCM and the addition of Roberto Cavalli also contributed to the increase. GUESS fragrance sales rose 13% thanks to both innovation and legacy products and is closing in on $200 million in annual sales. For Donna Karan/DKNY, net sales climbed by 9% attributable to established lines as well as the newly launched four-scent *Cashmere Collection* by Donna Karan and the blockbuster launch of *DKNY 24/7.* This dynamic duo has become the fifth brand in our prestige portfolio to surpass $100 million in sales. Roberto Cavalli met our expectations in its first year in our prestige portfolio. With new store openings, widespread buzz in fashion media and social platforms, and fashion icons embracing its bold designs, Cavalli's resurgence is in full swing.

In 2024, excluding the non-recurring, non-cash impairment loss of $4 million for Rochas Fashion, we delivered earnings per diluted share of $5.18. Our reported earnings per diluted share were $5.12, setting a new all-time high. Our operating margin, before the impairment loss, also expanded by 10 basis points to 19.2% of net sales.

Our Italian subsidiary, which manages the distribution of all of our fragrance products in Italy, has proven to be a valuable distribution asset to our organization and we are exploring opportunities to extend this model into additional markets having set our initial sights on the U.K. and Spain.

THE ROAD AHEAD: 2025 AND BEYOND

While the past two years have primarily focused on extensions, in 2025, we will introduce bold, new fragrances that energize our brands. From new blockbusters to pillars and elevated extensions, we are crafting premium-quality, highly concentrated scents, aligned with the evolving preferences of today's fragrance consumers.

Our 2025 pipeline includes:

- GUESS *Iconic* for men;
- Blockbuster debuts for Ferragamo, Rochas, and Roberto Cavalli;
- Fragrance duos from Karl Lagerfeld and new collections from DKNY, MCM, and Emanuel Ungaro; and
- Extensions across nearly all the rest of our portfolio, including our three largest brands:
    - o Jimmy Choo, the *Man Extreme* extension launched at the start of the year, along with several *I Want Choo* variants later in 2025;
    - o Montblanc, a multi-scent collection with *Star Oud* and an extension, *Explorer Extreme;* and
    - o *Coach for Men* eau de parfum version, which launched at the start of the year.

We are also making further operational improvements in our supply chain. For our European based operations, we have utilized third-party logistics providers for key services such as packing, shipping, warehousing, and order fulfillment. Recently, we made the strategic decision to transition our self-operated warehouse in Dayton, NJ, to this model to streamline operations and reduce operating costs. As our business continues to expand, partnering with third-party logistics experts will not only boost operational efficiency but also allow us to sharpen our focus on core strengths and enable us to better serve our customers. This transition is set to be completed by June 2025.

As we navigate a range of potential challenges, including tariffs, regulatory shifts, and currency fluctuations, we are proactively addressing these headwinds to minimize their impact. While we do not foresee significant concerns regarding tariffs, we are exploring all viable strategies to mitigate any impact and closely collaborating with our suppliers, particularly in China, to

stay ahead of any changes. Aligned with industry trends but less aggressive than the broader industry trends, we are implementing mid-single digit price increases on select brands and regions this summer to offset the additional costs we will inevitably not be able to fully mitigate.

On the regulatory front, we are fully prepared to tackle the complexities of evolving legislation, ensuring that our products remain compliant and safe. This includes reformulating products as needed to meet regulatory standards. We have also implemented measures to adhere to the Modernization of Cosmetics Regulation Act (MoCRA), ensuring compliance with mandatory product listings, safety substantiation, and facility registration.

THE FUTURE OF OUR BRAND PORTFOLIO

Solférino

In 2025, we will unveil our first proprietary brand Solférino®, a collection of 10 niche fragrances developed by star perfumers, to be launched initially through an ultra-selective distribution channel of some 100 points of sale. A boutique in Paris entirely dedicated to the brand should be up and running by the end of 2025, along with an e-commerce site. With the Solférino collection, our goal is to gain insight that can be applied across our portfolio, while also strengthening our position in the robust high-end fragrance market.

Off-White

In December 2024, we obtained all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, at which point we will begin commercial use of the fragrance brands. Founded in 2012, Off-White is known for its high-end streetwear influences and bold approach to youth luxury in apparel for women, men and children, along with home goods and of course, fragrance. This acquisition was made to add more scale to our luxury fragrance franchise.

Goutal

In March 2025, we acquired all worldwide intellectual property rights for Maison Goutal, a high-end luxury fragrance brand created in France in 1981 and owned by the Korean skincare company, Amorepacific. While Goutal's distribution will continue to be selective, we plan to revitalize the brand and achieve higher sales in the coming years. A transition period of about a year will allow Amorepacific to wind down operations as we transfer distribution to our partners. Come 2026, we will develop the brand, together with the licensee.

The expansion of our fragrance portfolio in the luxury category of the market calls for phasing out smaller, underperforming brands as we did with Dunhill in 2024 and will do at 2025 year-end when the Boucheron license expires. By growing our core brands faster, and introducing new brands, the departure of these two brands will have little impact.

CLOSING REFLECTIONS

The momentum in the global fragrance market continues its positive trajectory, but at a slower pace than in more recent years. We're energized and ready to embark on the next phase in our journey, and as we look ahead, we remain committed to delighting customers, strengthening our partnerships, and exploring new possibilities that will shape the future of our brand.

Our achievements of the past years and those ahead would not be possible without the drive, talent, creativity and dedication of our exceptional staff. At year-end 2024, we had 647 full-time employees worldwide, which translates into over $2 million in sales per employee, showcasing the power of collaboration and efficiency. We extend our heartfelt thanks to our entire team for their tireless dedication and remarkable contributions.

We also thank our brand owners for their trust in our collaborative approach, as well as our vast network of suppliers and fillers, whose efforts are integral to our success. In addition, our thanks extend to our distributors, whose passion ensures our products shine on shelves worldwide.

To all our stakeholders, we extend our heartfelt appreciation for your unwavering support and belief in our vision, empowering us to innovate, grow, and reach new heights together. The best is yet to come!

With sincere appreciation,

Jean Madar
Chairman of the Board
& Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board
& President


JIMMY CHOO
I WANT CHOO
INTRODUCING THE NEW PARFUM

Jimmy Choo I Want Choo

The Company

Founded in 1982, we operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products.

Our worldwide headquarters and the office of our wholly owned United States subsidiary, Interparfums, USA LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. We also have wholly owned subsidiaries as follows:

Country	Subsidiary	Function
Italy for organization, and France for seat of management	Interparfums Italia Srl	Manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products
Switzerland	Interparfums, USA Swiss Ltd	Sales Office
United Arab Emirates	Interparfums Middle East DMCC	Sales Office
Hong Kong, special administrative region of the Peoples Republic of China	Interparfums USA Hong Kong Limited	Sales Office

Our consolidated wholly owned subsidiary, Interparfums Holdings, S.A., and its majority owned subsidiary, Interparfums SA, maintain executive offices at 10 rue de Solférino, 75007 Paris, France. Our telephone number in Paris is 331.5377.0000. Interparfums SA also has wholly owned subsidiaries as follows:

Country	Subsidiary	Function
USA	Interparfums Luxury Brands, Inc.	Distribution of prestige brands in the United States
Republic of Singapore	Interparfums Singapore Pte., Ltd.	Sales and marketing office
Switzerland	Interparfums (Suisse) Sarl	Holds and manages certain brand names

Interparfums SA is also the majority owner of Parfums Rochas Spain, SL, a Spanish limited liability company, which specializes in the distribution of Rochas fragrances. In addition, Interparfums SA holds a 25% interest in Divabox SAS, a toiletries, cosmetics, and perfumes distributor in France.


MONTBLANC
EXPLORER
EXTREME
THE NEW FRAGRANCE FOR MEN

***Montblanc** Explorer Extreme*

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR," and the common shares of our subsidiary, Interparfums SA, are traded on the EuroNext exchange under the symbol "ITP".

The Securities and Exchange Commission interactive data files, periodic reports, current reports on Form 8-K, beneficial ownership reports (Forms 3, 4 and 5) and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are either received and stored directly at our third party fillers or received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished products for us and then deliver them to one of our distribution centers.

Our fragrance products focus on prestige brands, each with a devoted following. By focusing on markets where the brands are best known, we have had many successful product launches. We typically launch new fragrance families for our brands every few years ("blockbusters"), and more frequently introduce seasonal and limited edition fragrances ("flankers" or "line extensions").

The creation and marketing of each product family are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

As with any business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments in fast-growing markets and channels to grow market share. We discuss in greater detail risk factors relating to our business in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and the reports that we file from time to time with the SEC.

European Based Operations

We produce and distribute our fragrance products primarily under license agreements with brand owners, and fragrance product sales through our European based operations represented approximately 65% of net sales for the year ended December 31, 2024. We have built a portfolio of prestige brands, which include Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lacoste, Lanvin, Moncler, Montblanc, Rochas, and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world.

United States Based Operations

Prestige brand fragrance products are also produced and marketed through our United States based operations and represented approximately 35% of net sales for the year ended December 31, 2024. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands, which include Abercrombie & Fitch, Anna Sui, Donna Karan/DKNY, Emanuel Ungaro, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta, and Roberto Cavalli.

BUSINESS STRATEGY

Focus On Prestige Beauty Brands.

Prestige beauty brands are expected to contribute significantly to our growth. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating on the most receptive market-based operations and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches.

Certain fashion designers and other licensors choose us as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

Grow Portfolio Brands Through New Product Development And Marketing

We grow through the creation of fragrance family extensions within the existing brands in our portfolio, and regularly create a new family of fragrances for each brand in our portfolio. In addition, we frequently introduce seasonal and limited edition fragrances as well. Our use of artificial intelligence ("AI") has enabled us to develop new products and marketing more rapidly. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families to maximize sales and profit potential. We have successfully introduced new fragrance families (sub-brands or flankers) within our brand franchises. Further, we promote the performance of our prestige fragrance operations through knowledge of the market, detailed analysis of the image and potential of each brand name, and a highly professional approach to international distribution channels.

Continue To Add New Brands To Our Portfolio, Through New Licenses Or Acquisitions

Prestige brands are the core of our business, and we intend to add new prestige beauty brands to our portfolio. For over 40 years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. To that end, in 2021, we closed a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. Also in 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Donna Karan and DKNY brands. This exclusive license became effective in July 2022. During 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics effective January 1, 2024. During 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. This license became effective in July 2023. In December 2024, Interparfums SA purchased all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brands. As of December 31, 2024, we had cash, cash equivalents and short-term investments of approximately $234.7 million, which we believe should assist us in entering new brand licenses or outright acquisitions. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

Expand Existing Portfolio Into New Categories

We selectively broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products under some of our existing brands. We believe such product offerings meet customer needs, generate trial and further strengthen customer loyalty.

Continue To Build A Global Distribution Footprint

Our business is a global business, and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, in addition to our arrangements with third party distributors globally, we are operating distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain for distribution of prestige fragrances. We may look into future joint arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. While building a global distribution footprint is part of our long-term strategy, we may need to make certain decisions based on the short-term needs of the business. We believe that in certain markets, vertical integration of our distribution network may be one of the keys to future growth of our Company, and ownership of such distribution should enable us to

better serve our customers' needs in local markets and adapt more quickly as situations may determine.

RECENT DEVELOPMENTS

Solférino

2025 will mark the creation of Interparfums SA's first proprietary brand Solférino, a collection of 10 niche fragrances developed by star perfumers and intended for the collector's fragrance market, to be launched initially through an ultra-selective distribution channel of some 100 points of sale. The first boutique entirely dedicated to the brand should be up and running by the end of 2025, along with an e-commerce site. The launch of this new brand reflects the Company's medium-term growth strategy in the extremely buoyant high-end fragrance market.

Off-White

In December 2024, Interparfums SA signed for all Off-White® brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brands. Founded in 2012 by the late designer Virgil Abloh, Off-White is known for its high-end streetwear influences and bold approach to youth luxury. When Virgil Abloh founded Off-White, he sought to establish a brand with a universal design language that was artistic, disruptive and a reflection of concepts explored in the realm of youth culture.

Off-White is globally recognized for:

• Conceptual and artistic dimension, viewing fashion as an art form
• A deconstructionist aesthetic, including contrasting materials and functional details
• Distinct and recurring brand symbols that have become icons in the fashion world, such as crossed arrows, quotation marks and the "X" logo
• A dedication to social and cultural causes, supporting initiatives for diversity and inclusion in the fashion sector, particularly in the field of design.

Abercrombie & Fitch

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, *Fierce,* in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which activated in February 2024, covers distribution in additional markets in Western Europe and Latin America.

Roberto Cavalli

We entered into an exclusive worldwide fragrance license for the Roberto Cavalli brand, for 6.5 years, effective July 6, 2023. Our Roberto Cavalli fragrance license is held and operated by our Italian subsidiary, Interparfums Italia, Srl, in keeping with the Company's strategy to develop an Italian brand hub, and is managed out of Paris, France. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business, we have recorded impairment charges totaling $9.2 million during 2021 and 2022 after an independent expert concluded that the valuation of the trademark was $11.2 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to have this new structure operational beginning in 2024. In the fourth quarter of 2024, we again took a $4.0 million impairment charge on the Rochas fashion trademark after management reviewed and agreed with an independent expert's conclusion that the valuation of the trademark was $7.2 million.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

• Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach
• Concept choice
• Produce mock-ups for final acceptance of bottles and packaging
• Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies

• Choose suppliers
• Schedule production and packaging
• Issue component purchase orders
• Follow quality control procedures for incoming components; and
• Follow packaging and inventory control procedures

Suppliers who assist us with product development include, but are not limited to:
• Independent perfumery design companies
• Perfumers who create a fragrance consistent with our expectations and, that of the fragrance designers and creators
• Fillers
• Bottle, cap, pump, and box manufacturers
• Logistics for storage, order preparations and shipments

Suppliers' accounts for our European based operations are primarily settled in euros and for our United States based operations, suppliers' accounts are primarily settled in U.S. dollars. For our European based operations components for our prestige fragrances are purchased from many suppliers around the world and are primarily manufactured in France.

For United States based operations, components for our prestige fragrances are sourced from many suppliers around the world and are primarily manufactured in the United States and Italy. Additionally, we occasionally utilize third party manufacturers in China, Poland and Turkey.

MARKETING AND DISTRIBUTION

Our products are distributed in over 120 countries around the world through a selective distribution network. For our international distribution, we either contract with independent distribution companies specializing in luxury goods or distribute prestige products through our distribution subsidiaries. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our products through a variety of duty free operators, such as airports and airlines, and select vacation destinations.

As our business is a global one, we intend to continue to build our global distribution footprint. For the distribution of brands within our European based operations, we operate through our distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain, in addition to our arrangements with third party distributors globally. Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world.

Over 50% of our European based prestige fragrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

The business of our European based operations has become increasingly seasonal due to the timing of shipments by our distribution subsidiaries and divisions to their customers, which are weighted to the second half of the year.

For our United States operations, we distribute products to retailers and distributors in the United States as well as internationally, including duty free and other travel-related retailers. We also utilize our in-house sales team to reach our third party distributors and customers outside the United States. In addition, the business of our United States operations has become increasingly seasonal as shipments are weighted toward the second half of the year.


ROCHAS
PARIS
Rochas Audace

Environmental Social & Governance

Both our United States based operations and our European based operations are good corporate citizens and take our responsibilities seriously. We comply with all applicable laws, rules and regulations in general, and in particular with regard to chemicals and hazardous materials. Throughout our supply chain, from procurement of components to distribution of finished products, we act responsibly and monitor and comply with all legal requirements. While we do not own our manufacturing facilities, we set a high bar with our industrial partners by placing an emphasis on quality, the use of good manufacturing practices and innovation, and encouraging them to build strong Environmental, Social, and Governance ("ESG") programs of their own. Like many of our industry competitors, we are applying a multifunctional and comprehensive approach in addressing the issues of corporate, environmental and social responsibility and transparency, building off the UN Sustainable Development Goals. Our European based operations have led the way on this initiative, but our US operations are actively catching up.

Interparfums, Inc., is using a multi-step process for ESG related activities and reporting. Following the work done in ESG by our French based subsidiary, Interparfums SA, in September 2022 we launched our United States ESG program for our subsidiaries, Interparfums, USA LLC in the United States and Interparfums, Italia Srl in Italy. Environmental data regarding our regional sales offices in Geneva, Dubai and Hong Kong are not yet included in the ESG strategy. We intend that the final step in our ESG reporting will be the combination of both ESG programs into a single cohesive report.

We are committed to:

- **Reducing and optimizing our environmental footprint.** Climate change requires urgent action. Quantifying and disclosing our carbon impact, including scope 1, 2 and 3 emissions, is the first step in making measurable progress on environmental sustainability.
- **Creating a more diverse and inclusive culture and impacting our community.** Our human capital is our greatest asset. We want to build a culture genuinely focused on listening to employees, supporting their development, and leveraging their value.
- **Understanding the impact of our fragrances throughout their whole life cycle.** Responsible product design and ingredient procurement allows us to respond to evolving social and environmental challenges, making our work a force for good. The Company has partnered with EcoVadis to assess our suppliers' corporate social responsibility performance.
- **Acting transparently and responsibly.** We are committed to safety, compliance, and proactively addressing critical ingredient challenges (particularly regarding chemicals and hazardous materials). Areas of focus include ensuring the health and safety of consumers and designing products that are vegan friendly, that reduce the pressure on endangered natural resources and that are recyclable.

Additionally, Interparfums, Inc. adheres to corporate governance codes including but not limited to anti-hedging, bribery, fraud, and prohibition against insider trading. The Company's management is responsible for the development and implementation of its ESG strategies and programs. Ultimate oversight by the Company's Board of Directors is included in its committee charters and practices. Interparfums, Inc. is a publicly traded company (Nasdaq GS: IPAR), and files reports with the Securities and Exchange Commission ("SEC"). Our largest subsidiary, 72% owned Interparfums SA, is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext and is subject to the reporting requirements of the Euronext. Interparfums SA also maintains a governance policy that relates to its status as a French publicly held company, in addition to complying with this governance policy, where applicable.

Additional detailed information on Interparfums, Inc.'s ESG efforts can be found on our Company's website at https://www.interparfumsinc.com/esg and additional information published by our French based subsidiary, Interparfums SA, including their ESG performance reports can be found on their website at https://www.interparfums-finance.fr/en/csr-strategy/.


FERRAGAMO
FIAMMA
THE NEW FRAGRANCE
FERRAGAMO
FIAMMA

Ferragamo *Fiamma*

The Products

We are the owner of the Rochas brand, the Lanvin brand name and trademark for our class of trade, Off-White, subject to an existing license that expires on December 31, 2025, and the proprietary brand Solférino, a collection of niche fragrances under development for the past two years. In addition, we have built a portfolio of licensed prestige brands whereby we produce and distribute our prestige fragrance products under license agreements with brand owners. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures as are customary in our industry.

Fragrance Portfolio

JIMMY CHOO

In 2009, we entered into an exclusive 12-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Jimmy Choo brand, and in 2017, we extended the license agreement which now runs through December 31, 2031.

Jimmy Choo encompasses a complete luxury accessories brand. Women's shoes remain the core of the product offering, alongside handbags, small leather goods, scarves, eyewear, belts, fragrances and men's shoes. Jimmy Choo has a global store network encompassing more than 200 stores and is present in the most prestigious department and specialty stores worldwide. Jimmy Choo is part of the Capri Holdings luxury fashion group. A proposed acquisition by Tapestry, Inc. of Capri Holdings Limited was terminated in 2024.

Jimmy Choo has grown to become our largest brand with new pillars and flankers debuting regularly, both for men and women. Established fragrance collections, including *Jimmy Choo, Jimmy Choo Man,* and *Jimmy Choo I Want Choo* continue to see international success. Our newest women's fragrance, *I Want Choo Le Parfum*, was unveiled in 2024 with famous Chinese actress and singer, Victoria Song, as the face of the fragrance. In 2025, we plan to introduce two new fragrances, including a new *Jimmy Choo Man* fragrance.


JIMMY CHOO
MAN
EXTREME
THE NEW FRAGRANCE
JIMMY CHOO
MAN
EXTREME

Jimmy Choo *Jimmy Choo Man Extreme*

MONT BLANC

In 2010, we entered into an exclusive license agreement to create, develop, and distribute fragrances and fragrance related products under the Montblanc brand. In 2015, we extended the agreement to December 31, 2025 and in 2023, we extended the agreement for a second time through December 31, 2030.

Montblanc has achieved a world-renowned position in the luxury-based operations and has become a purveyor of exclusive products, which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, international retail footprint through its network of more than 600 boutiques, high standards of product design and quality, Montblanc has grown to be our second largest fragrance brand.

In 2011, we launched our first new Montblanc fragrance, *Legend*, which quickly became our best-selling men's line and has given rise to a plethora of flankers including *Legend Night, Legend Spirit,* and *Legend Red*. In 2014, we launched our second men's line, *Emblem* and like its predecessor, *Emblem* gave rise to brand extensions. In 2019, we unveiled *Montblanc Explorer,* which has added numerous flankers including *Ultra Blue* and *Platinum*. In 2024, we launched the four-scent *Montblanc Collection* and introduced a new extension in the *Legend* line, *Legend Blue*. Furthermore, award winning singer and songwriter, John Legend, became the new ambassador of the *Legend* fragrance franchise in 2024, fitting in both name and essence of the *Legend* fragrance. We plan to further enrich the *Explorer* and *Legend* lines in 2025.


Montblanc
COLLECTION
Star Oud
MONTBLANC
MONTBLANC

Montblanc *Montblanc Collection, Star Oud*

In 2015, we entered into an exclusive 11-year worldwide license to create, produce and distribute men's and women's fragrances and fragrance related products under the Coach brand name. We distribute these fragrances globally to department stores, specialty stores and duty free shops, as well as in Coach retail stores.

Founded in 1941, Coach is the ultimate American leather goods brand and has always been renowned for its quality craftsmanship. Now the luxury brand that best embodies New York's casual elegance, Coach also offers collections of ready-to-wear, lifestyle accessories and fragrances. Its contemporary approach to luxury combines authenticity and innovation, exported worldwide thanks to its thoroughly American non-conformist vision.

In 2016, we launched our first Coach fragrance, a women's signature scent, and in 2017, a men's scent, both of which became and remain top selling prestige fragrances, leading the brand to become the third largest in our portfolio. Subsequent flankers and extensions have enlarged the Coach fragrance enterprise as have entirely new collections, including *Coach Dreams* which debuted in early 2020, and its sister scent, *Dreams Sunset*, *Coach Wild Rose,* and *Coach Open Road*, a new fragrance for men. In 2023, we continued to enrich the Coach fragrance lines with the roll out of a number of flankers including the launch of *Coach Dreams Moonlight.* We have plans to launch two significant new flankers in 2025. Coach is part of the Tapestry house of brands.


COACH
FOR MEN
JAYSON TATUM introduces
The New EAU DE PARFUM

Coach *Coach for Men*

GUESS

In 2018, we entered into an exclusive, 15-year worldwide license agreement with GUESS?, Inc. for the creation, development and distribution of fragrances under the GUESS brand.

Established in 1981, GUESS began as a jeans company and has since successfully grown into a global lifestyle brand. GUESS?, Inc. designs, markets, distributes and licenses a lifestyle collection of contemporary apparel, denim, handbags, watches, footwear and other related consumer products. GUESS products are distributed through branded GUESS stores as well as better department and specialty stores around the world.

We began selling GUESS legacy scents in 2018, and by 2019, the GUESS brand quickly became the largest within our United States based operations and fourth largest overall, with legacy fragrances dominating the sales mix.

Since joining our portfolio, we have introduced several new blockbuster scents, including *Bella Vita* and *Uomo*. In 2024, we introduced an extension within the *Uomo* fragrance line, *Uomo Intenso*, unveiled the newest women's fragrance, *Iconic,* and also released a new four-scent collection, *Amore.* In 2025, we plan to launch a men's *Iconic* fragrance and roll out several new innovative extensions.


GUESS
ICONIC
THE NEW FRAGRANCE FOR HIM
MATTEO BOCELLI
GUESS
GUESS
ICONIC

Guess Iconic for Men

DONNA KARAN
NEW YORK

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Donna Karan brand, which took effect on July 1, 2022.

The Donna Karan brand, which draws from the energy and attitude of New York City, is a powerhouse in fashion and fragrance. This global lifestyle brand has been an excellent addition to our portfolio. With this agreement, we have gained several well-established and valuable fragrance franchises.

The most notable fragrance for the fashion house is Donna Karan *Cashmere Mist*. Upon joining our portfolio in July 2022, this brand now ranks among our largest. In 2024, we launched Donna Karan *Cashmere Collection*. There are new flankers planned for 2025 to continue to grow the brand. Donna Karan is part of the G-III house of brands.


INTRODUCING
DONNAKARAN
CASHMERE COLLECTION
CASHMERE & WILD FIG
DONNAKARAN
CASHMERE COLLECTION
CASHMERE & TIARE FLOWER
DONNAKARAN
CASHMERE COLLECTION
CASHMERE & PALO SANTO
DONNAKARAN
CASHMERE COLLECTION
CASHMERE & TUNISIAN NEROLI
DONNAKARAN
CASHMERE COLLECTION

Donna Karan Cashmere Collection

DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the DKNY brand, which took effect on July 1, 2022.

The DKNY brand, which draws from the energy and attitude of New York City, is a powerhouse in fashion and fragrance. This global lifestyle brand has been an excellent addition to our portfolio. With this agreement, we have gained several well-established and valuable fragrance franchises.

The most notable fragrance for the fashion house is DKNY *Be Delicious*. Upon joining our portfolio in July 2022, this brand now ranks among our largest. In 2024, we launched *DKNY 24/7*, our first blockbuster fragrance with the fashion house. There are new flankers planned for 2025 to continue to grow the brand. DKNY is part of the G-III house of brands


DKNY 24/7
DKNY
24/7
THE NEW FRAGRANCE THAT'S ALWAYS ON

DKNY *DKNY 24/7*

LACOSTE

In December 2022, we closed a transaction agreement with Lacoste, whereby a 15-year exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics.

At the juncture of sport and fashion, Lacoste frees us up, creates movement in our lives, and liberates our self-expression. In every collection, in every line, Lacoste's timeless elegance is captured through a combination of the creative and the classic. Since its beginnings, the crocodile's aura has grown more powerful with every generation who has worn it, becoming a rallying sign beyond style. Passed from country to country, from one generation to the next, from one friend to another, Lacoste pieces become imbued with an emotional connection that raises them to the status of icons.

The Lacoste license took into effect in January 2024, and we developed go-forward strategies, curated the collection, and produced entirely new fresh goods during the year. In 2024, we recreated *Lacoste Original*, the brand's first men's line and introduced the *L.12.12* fragrance line. In 2025, we plan to further enrich *Original* and *L.12.12* with new men's and women's scents.


LACOSTE
LACOSTE
ORIGINAL
EAU DE PARFUM

Lacoste *Lacoste Original*

FERRAGAMO

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide 10-year license was granted for the production and distribution of Ferragamo brand perfumes, with a 5-year optional term if certain conditions are met.

Salvatore Ferragamo S.p.A. is the parent company of the Salvatore Ferragamo Group, one of the world's leaders in the luxury industry and whose origins date back to 1927. Named after its founder, the brand still represents and lives by the original values of Salvatore Ferragamo. The uniqueness and exclusivity of its creations, along with the perfect blend of style, creativity and innovation enriched by the quality and superior craftsmanship of the 'Made in Italy' tradition, have always been the hallmarks of the Salvatore Ferragamo's products notably shoes, leather goods, apparel, silk products and other accessories for men and women.

Established scents in the Ferragamo portfolio include *Ferragamo,* a collection of fragrances for men, *Signorina*, a collection of fragrances for women, the *Amo* series and the *Uomo* series. In 2024, we rolled out new flankers for the *Signorina* and *Ferragamo* collections. A new blockbuster, *Fiamma*, is launching in 2025.


Signorina
Unica
THE NEW FRAGRANCE
Signorina
Unica
FERRAGAMO
FERRAGAMO

Ferragamo Signorina Unica

LANVIN
PARIS

In 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3, our class of trade. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

Lanvin fragrances occupy an important position in the selective distribution market in France, Eastern Europe and Asia, and we have several lines currently in distribution, including *Éclat d'Arpège, Lanvin L'Homme, Jeanne Lanvin, Modern Princess, A Girl in Capri,* and *Les Fleurs de Lanvin.* In 2024, we launched *Modern Princess in Jeans,* a flanker within the *Modern Princess* pillar.


MODERN
PRINCESS
in Jeans
LANVIN
LANVIN
PARIS

***Lanvin** Modern Princess in Jeans*

ROCHAS
PARIS

In 2015, we acquired the Rochas brand from The Procter & Gamble Company. Founded by Marcel Rochas in 1925, the brand began as a fashion house and expanded into perfumery in the 1950s under Hélène Rochas.

For Rochas, nature evokes French gardens, eternal spring, freshness, and innocence — an endless source of inspiration and dreams. Birds and flowers are reimagined time and again, bringing color and Parisian spirit to both ready-to-wear and perfume creations.

Our first fragrance for Rochas, *Mademoiselle Rochas*, launched successfully in 2017 in its traditional markets of France and Spain. In the following years, we debuted flankers for legacy scents *Eau de Rochas*, *Mademoiselle Rochas*, and more. In 2018, we launched our first new men's line, *Rochas Moustache*. *Byzance* debuted in 2020, followed by *Rochas Girl* in 2021. The first flankers for both launched in 2022, along with one for *L'Homme Rochas*. In 2023, we rolled out pillar extensions *Eau de Rochas Citron Soleil* and *Rochas Girl Life*. This was followed in 2024 by *Eau de Rochas Orange Horizon* and *Mademoiselle Rochas in Paris*. In 2025, we are launching a new blockbuster, *Audace*.


ROCHAS
AUDACE
ROCHAS
PARIS
THE NEW FRAGRANCE
www.rochas.com

Rochas Audace

roberto cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. The license became effective in July 2023 and will last for 6.5 years.

Roberto Cavalli scents are sophisticated, luxurious, and flamboyant, while Just Cavalli fragrances are designed to appeal to contemporary, urban customers that are young or young at heart. In addition to the two core lines, the house launched the Roberto Cavalli *Gold Collection*, an ultra-premium fragrance collection, in 2014. Cavalli fragrances are distributed globally, with a concentration in Europe, the Middle East and the United States. Additionally, we partnered with one of the top luxury retailers and distributors in the Middle East, a key market, to further expand the brand.

We began shipping in February 2024, and later launched *Sweet Ferocious, Just Cavalli Wild Heart* fragrance duo, and a new collection of hair and body mists during 2024. In 2025, we are launching a new Roberto Cavalli blockbuster, *Serpentine*.


roberto cavalli
serpentine
the new fragrance
roberto cavalli
roberto cavalli
serpentine

Roberto Cavalli *Serpentine*

KARL LAGERFELD

In 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V., the internationally renowned haute couture fashion house, to create, produce and distribute fragrances under the Karl Lagerfeld brand.

Under the creative direction of the late Karl Lagerfeld, one of the world's most influential and iconic designers, the Lagerfeld Portfolio represents a modern approach to distribution, an innovative digital strategy and a global 360 degree vision that reflect the designer's own style and soul. Karl Lagerfeld created the first fragrance that bears his name in 1978, and that legacy has expanded to include several growing multi-scent collections, *Les Parfums Matières*, and more recently, *Karl Cities*, a new collection featuring entries for New York, Paris, Hamburg, Tokyo and Vienna was unveiled. In 2024, we launched a new fragrance, *Rouge,* and a new fragrance duo, *Ikonik,* with its bottle design inspired by the late Karl Lagerfeld himself. In 2025, we plan to introduce new fragrance duos.


KARL IKONIK
THE NEW FRAGRANCES FOR HER AND FOR HIM
KARL LAGERFELD

Karl Lagerfeld Karl Ikonik

Abercrombie & Fitch

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Abercrombie & Fitch brand name. We distribute these fragrances in specialty stores, department stores and duty free shops. Our initial men's scent, *First Instinct,* was launched in 2016 followed by a women's version in 2017. Since that time, we unveiled several new fragrances, most notably the *Authentic* and *Away* duos as well as brand extensions.

Abercrombie & Fitch Co. is a leading, global, omnichannel specialty retailer of apparel and accessories for men, women and kids. The iconic Abercrombie & Fitch brand was born in 1892 and aims to make every day feel as exceptional as the start of a long weekend.

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, *Fierce,* in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which was activated in February 2024, covers distribution in additional markets in Western Europe and Latin America. Later in 2024, we began distributing *Fierce Pride.*


Abercrombie & Fitch
100% PASSION
Abercrombie & Fitch
100% PASSION
Abercrombie & Fitch
100% PASSION

Abercrombie & Fitch 100% Passion

Van Cleef & Arpels

Our initial 12-year license agreement with Van Cleef & Arpels was signed in 2006. In 2018, we renewed its license agreement for an additional six years with Van Cleef & Arpels for the creation, development, and distribution of fragrance products through December 2024. In 2024, the license was renewed for a second time for an additional nine years through December 31, 2033.

Since its founding in 1896, Van Cleef & Arpels has often turned to nature as an inexhaustible source of inspiration. Enthralled by the constant metamorphoses of flora and fauna, the Maison creates pieces that echo the blooming of flowers and the lushness of gardens. Over the decades, the excellence and creativity of the High Jewelry Maison established its reputation across the world.

Van Cleef & Arpels fragrances in current distribution include: *First* and *Collection Extraordinaire*. Sales of the *Collection Extraordinaire* line have experienced continued growth since its debut. We continue to introduce new additions to the Van Cleef & Arpels *Collection Extraordinaire* assortment annually, including *Oud Blanc, Rêve de Matiere,* and *Patchouli Blanc* and *Precious Incense,* with further additions planned. Van Cleef & Arpels is a French luxury jewelry company owned by Richemont Holdings Limited.


Van Cleef & Arpels
HAUTE PARFUMERIE
Van Cleef & Arpels
MOONLIGHT CHERRY
N°62508EB
COLLECTION
EXTRAORDINAIRE
COLLECTION
EXTRAORDINAIRE

Van Cleef & Arpels *Collection Extraordinaire, Moonlight Cherry*

In 2013, we entered into an exclusive worldwide license to create, produce and distribute fragrances and fragrance related products under the Oscar de la Renta brand. In 2019, the agreement was extended through December 31, 2031, with an additional five-year option potentially extending the agreement through December 31, 2036.

Oscar de la Renta is one of the world's leading luxury goods firms. The New York-based company was established in 1965, and encompasses a full line of women's accessories, bridal, children's wear, fragrance, beauty and home goods, in addition to its internationally renowned signature women's ready-to-wear collection. Oscar de la Renta products are sold globally in fine department and specialty stores, www.oscardelarenta.com and through wholesale channels.

After taking over distribution of the brand's legacy fragrances in 2014, we introduced *Extraordinary* the following year. Oscar de la Renta *Bella Blanca* debuted in 2018, followed by *Bella Rosa, Bella Essence, Bella Bouquet,* and *Bella Night*. In 2021, we debuted an entirely new fragrance pillar, *Alibi,* which welcomed sister scents, *Alibi Eau de Toilette*, and more recently, *Alibi Eau Sensuelle,* and *Alibi Pop,* a three-scent collection launched in 2024. We also launched Oscar de La Renta *New York* in 2024, and plan to introduce a new extension in 2025.


CANDICE SWANEPOEL
Oscar de la Renta
NEW YORK
Oscar de la Renta
NEW YORK
EXPERIENCE THE NEW FRAGRANCE

Oscar de la Renta *Oscar de La Renta New York*

kate spade
NEW YORK

In 2019, we entered into an exclusive, 11-year worldwide license agreement with Kate Spade to create, produce and distribute new perfumes and fragrance related products under the Kate Spade brand which we distribute globally to department and specialty stores and duty free shops, as well as in Kate Spade retail stores.

Since its launch in 1993 with a collection of six essential handbags, Kate Spade has always stood for optimistic femininity. Today, the brand is a global life and style house with handbags, ready-to-wear, jewelry, footwear, gifts, home décor and more. Polished ease, thoughtful details and a modern, sophisticated use of color—Kate Spade's founding principles define a unique style synonymous with joy. Under the vision of its creative director, the brand continues to celebrate confident women with a youthful spirit. Kate Spade is part of the Tapestry house of brands.

Our first original scent, *Kate Spade New York*, debuted in January 2021. We have continued to enrich the collection with flankers, including *Kate Spade Sparkle*, and more recently, *Kate Spade Cherie*.


Chérie
je t'aime
kate spade
NEW YORK
THE NEW FRAGRANCE
Chérie
je t'aime
kate spade
NEW YORK

Kate Spade *Chérie Je t'aime*

BOUCHERON
PARIS

In 2010, we entered into an exclusive 15-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Boucheron brand. For over a century, since becoming the first jeweler to open a boutique on Place Vendôme in 1893, Boucheron has embodied very high-end creation, luxury and French know-how. The mysterious and seductive collection of Boucheron fragrances unquestionably continues this prestigious line of creations.

Boucheron's legacy scents, *Femme* and *Homme,* and the legendary *Jaipur* perfume form the foundation of brand sales. Our team has enriched the portfolio with *Quatre* for men and women, a new men's fragrance, *Singulier,* along with several special editions, a growing collection of unique scents aptly named, *La Collection,* and *Serpent Bohème*. Boucheron operates through several boutiques worldwide as well as an e-commerce site.


BOUCHERON
PARIS
OUD
de Carthage
FÈVE TONKA
de Canaima
AMBRE
d'Alexandrie
IRIS
de Syracuse
ROSE
d'Isparta
CUIR
de Venise

BOUCHERON
PARIS

Boucheron *Boucheron Collection*

In 2019, we entered into an exclusive, 10-year worldwide license agreement with German luxury fashion house MCM for the creation, development and distribution of fragrances and fragrance related products under the MCM brand. The agreement has a 4-year automatic renewal option, potentially extending the license until December 31, 2034.

MCM is a luxury lifestyle goods and fashion house founded in 1976 with an attitude defined by the cultural Zeitgeist and its German heritage with a focus on functional innovation, including the use of cutting-edge techniques. Today, through its association with music, art, travel and technology, MCM embodies the bold, rebellious and aspirational. Always with an eye on the disruptive, the driving force behind MCM centers on revolutionizing classic design with futuristic materials. MCM's millennial and Gen Z audience is genderless, ageless, empowered and unconstrained by rules and boundaries.

Following through on our plan to develop extraordinary fragrances that capture the creative spirit of MCM, our first new fragrance, *MCM*, was released in 2021. In 2023, we debuted our first ever men's scent, *MCM Onyx*, and have since enriched the fragrance line with *MCM Crush* and *MCM Diamond*s during 2024. In 2025, we plan to introduce a new six-scent fragrance collection.


MCM
INTRODUCING THE NEW
MCM FRAGRANCE COLLECTION

MCM MCM Fragrance Collection

MONCLER

In June 2020, we entered into an exclusive, 5-year worldwide license agreement with a potential 5-year extension with Moncler for the creation, development, and distribution of fragrances under the Moncler brand.

Moncler was founded at Monestier-de-Clermont, Grenoble, France, in 1952 and is currently headquartered in Italy. Over the years, the brand has combined style with constant technological research assisted by experts in activities linked to the world of the mountain. The Moncler outerwear collections marry the extreme demands of nature with those of city life.

Our first fragrance for the Moncler brand had a revolutionary LED design, and the flask-shaped bottles of *Moncler Pour Femme* and *Moncler Pour Homme* forged a powerful bond with the House Moncler's alpine roots and pioneering spirit. Following the launches of the *Les Sommets Moncler* and *Home* collections in 2023, we introduced a new *Les Sommets* extension in 2024 and continued to roll out the Moncler *Sunrise* duo.


MONCLER
PARFUMS
Ciel d'Hiver
Un néroli
en majesté
MONCLER
Les Sommets Moncler

Moncler *Les Sommets Moncler, Ciel d'Hiver*

HOLLISTER
CALIFORNIA

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Hollister brand name. We distribute these fragrances in specialty stores, department stores and duty free shops.

The quintessential apparel brand of the global teen consumer, Hollister's clothes are made for capturing moments, creating memories, and being unapologetically you.

In 2016, we launched our first men's and women's fragrance duo, *Wave,* which led to several extensions, as did subsequent fragrance families *Festival, Canyon Escape,* and *Feelin' Good*. In 2024, we launched *Feelin' Free*, a new flanker duo within the *Feelin' Good* fragrance family.


HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free

***Hollister** Feelin' Free*

emanuel ungaro

In October 2021, we entered into a 10-year exclusive global licensing agreement with Emanuel Ungaro for the creation, development and distribution of fragrances and fragrance related products, under the Emanuel Ungaro brand. Founded in 1965 in Paris, the house of Emanuel Ungaro is an icon of French refinement and haute couture. Its unique style is expressed through unquestioning sensuality, purity of silhouette, flamboyant prints, and exquisite attention to detail. Season after season, Emanuel Ungaro dared to be different, combining unexpected yet sensual clashes of bright colors and prints with beautiful draping.

Emanuel Ungaro fragrances uphold the same values of audacity and elegance, and the brand is best known internationally, and such presence will remain our sales focus as we continue to produce and distribute the brand's legacy scents, notably *Diva*. In 2023, we unveiled an extension, *Diva Rouge*, and in 2024, we introduced a new pillar, *Cosmic* and two fragrance collections, *Petals* and *Metallic*. We are planning to further enrich the brand with additional scents in 2025.


emanuel ungaro
COSMIC
Introducing the new fragrance
emanuel ungaro

Emanuel Ungaro *Cosmic*

ANNA SUI

In 2011, we entered into an exclusive worldwide fragrance license to create, produce and distribute fragrances and fragrance related products under the Anna Sui brand. The Anna Sui brand is mostly popular in Asia. Over the past decade, we have worked in partnership with Anna Sui and her creative team to build upon the brand's customer appeal and develop and market a family of fragrances including *Fantasia, Sui Dreams, Sky, and Sundae.* In 2024, we introduced a new flanker within the *Fantasia* fragrance family and most recently launched *Wild Wonder*, a new four-scent fragrance collection. We plan to introduce a new flanker in 2025.


ANNA SUI
Sundae
ANNA SUI
ANNA SUI
ANNA SUI

Anna Sui Sundae

G R A F F

In 2018, we entered into an exclusive, 8-year worldwide license agreement with London-based Graff for the creation, development and distribution of fragrances under the Graff brand. The agreement has three 3-year automatic renewal options, potentially extending the license until December 31, 2035.

Since Laurence Graff OBE founded the company in 1960, Graff has been dedicated to sourcing and crafting diamonds and gemstones of untold beauty and rarity and transforming them into spectacular pieces of jewelry that move the heart and stir the soul. Throughout its rich history, Graff has become the world leader in diamonds of rarity, magnitude and distinction. Each jewelry creation is designed and manufactured in Graff's London atelier, where master craftsmen employ techniques to emphasize the beauty of each individual stone. The company remains a family business, overseen by Francois Graff, Chief Executive Officer.

For Graff, a six-scent collection for women, *Lesedi La Rona*, debuted exclusively at Harrods, has now extended to only the most exclusive, limited, ultra-high end retail outlets. New members of the collection have been regularly added since the *Lesedi La Rona* launch.


GRAFF.COM
GRAFF
GRAFF
LESEDI LA RONA III PARFUM

Graff *Lesedi La Rona III Parfum*

Off-White™

In December 2024, Interparfums SA signed for all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brands. Founded in 2012 by the late designer Virgil Abloh, Off-White is known for its high-end streetwear influences and bold approach to youth luxury. When Virgil Abloh founded Off-White, he sought to establish a brand with a universal design language that was artistic, disruptive and a reflection of concepts explored in the realm of youth culture. Off-White blends the worlds of streetwear and luxury in a spirit of talent and inventiveness. This is a tremendous opportunity for us considering the brand's unique positioning, not to mention Virgil Abloh's impressive creative legacy. This brand will help us explore new openings for fragrances in the luxury sector.

Off-White is globally recognized for:

• Conceptual and artistic dimension, viewing fashion as an art form

• A deconstructionist aesthetic, including contrasting materials and functional details

• Distinct and recurring brand symbols that have become icons in the fashion world, such as crossed arrows, quotation marks and the "X" logo

• A dedication to social and cultural causes, supporting initiatives for diversity and inclusion in the fashion sector, particularly in the field of design.

Off-White™

SOLFERINO

2025 will mark the creation of the Interparfums SA's first proprietary brand, Solférino®, a collection of 10 niche fragrances developed by star perfumers and intended for the collector's fragrance market, to be launched initially through an ultra-selective distribution channel of some 100 points of sale. A first boutique entirely dedicated to the brand should be up and running by the end of 2025, along with an e-commerce site. The launch of this new brand reflects the Company's medium-term growth strategy in the extremely buoyant high-end fragrance market. With the Solférino collection, a proprietary brand under development for the past two years, we will boast a rich and unique universe perfectly suited to the high-end fragrance market. This represents a first strategic step in the implementation of a new focus on a market that has exhibited sustained growth for several years.



SOLFERINO

GOUTAL
PARIS

In March 2025, Interparfums announced the acquisition of all intellectual property rights relating to Maison Goutal, previously held by Amorepacific Europe worldwide. Interparfums will develop the brand starting 2026. The acquisition of the Goutal brand is part of our strategy to expand the product offering towards Haute Parfumerie.

GOUTAL

PARIS


North America
37%
Central & South America
7%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in millions)

Year Ended December 31,	2024	2023	2022
North America	**$541.9**	$511.7	$421.0
Western Europe	**364.3**	301.2	259.2
Asia/Pacific	**197.0**	191.8	163.6
Middle East and Africa	**122.8**	117.1	98.8
Eastern Europe	**118.1**	103.2	74.2
Central and South America	**108.2**	92.7	69.9
	$1,452.3	$1,317.7	$1,086.7



Western Europe
25%
Eastern Europe
8%
Asia Pacific
14%
Middle East & Africa
9%

The Organization

All Corporate Functions:

Including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

Finance, Investor Relations And Administration:

Michel Atwood in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations:

Franck Moisio in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export Sales:

Hervé Bouillonnec in the United States and Daphné Benacin in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (Home Country) Sales:

Hervé Bouillonnec in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

SIMPLIFIED CHART OF THE ORGANIZATION


44%
PHILIPPE BENACIN
JEAN MADAR
INTERPARFUMS, INC.
[NASDAQ 'IPAR']
56%
PUBLIC
SHAREHOLDERS
100%
INTERPARFUMS
HOLDINGS, SA
100%
INTERPARFUMS,
USA LLC
100%
INTERPARFUMS
ITALIA SRL
72%
INTERPARFUMS SA
[EURONEXT
- PARIS]
100%
INTERPARFUMS,
USA
HONG KONG LTD
100%
INTERPARFUMS
MIDDLE EAST
DMCC
100%
INTERPARFUMS,
USA
SWISS SA
100%
INTERPARFUMS
LUXURY BRANDS,
INC
100%
INTERPARFUMS
[SUISSE]
SARL
100%
INTERPARFUMS
SINGAPORE PTE,
LTD
51%
PARFUMS
ROCHAS
SPAIN, SL
European based Operations
US based Operations

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

We produce and distribute fragrance products through our European based operations primarily under license agreements with brand owners, and European based fragrance product sales represented approximately 65%, 65% and 68% of net sales for 2024, 2023 and 2022, respectively. We have built a portfolio of prestige brands, which include Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lacoste, Lanvin, Moncler, Montblanc, Rochas and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world. Our exclusive and worldwide license for the production and distribution of Lacoste brand perfumes and cosmetics became effective in January 2024.

Through our United States based operations, we also produce and distribute fragrances and fragrance related products. United States based operations represented 35%, 35% and 32% of net sales in 2024, 2023 and 2022, respectively. These fragrance products are sold primarily pursuant to license or other agreements with the owners of the Abercrombie & Fitch, Anna Sui, Donna Karan/DKNY, Emanual Ungaro, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta, and Roberto Cavalli brands.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Jimmy Choo, Montblanc, Coach, GUESS, Donna Karan/DKNY, Lacoste and Ferragamo brand names. This diversified portfolio of top brands represented 76%, 73% and 71% of total sales in 2024, 2023, and 2022, respectively.

As a percentage of net sales, product sales for the Company's largest brands were as follows:

Years ended December 31,	2024	2023	2022
Jimmy Choo	**17%**	17%	18%
Montblanc	**15%**	17%	18%
Coach	**14%**	15%	15%
GUESS	**12%**	12%	12%
Donna Karan/DKNY	**7%**	7%	3%
Lacoste	**6%**	-	-
Ferragamo	**5%**	5%	5%

Quarterly sales fluctuations are influenced by the timing of new product launches as well as the third and fourth quarter holiday season. In certain markets where we sell directly to retailers, seasonality is more evident. We primarily sell directly to retailers in France, the United States, and Italy.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, through new licenses, or other arrangements or outright acquisitions of brands. Second, we grow through the introduction of new products and by supporting new and established products through advertising, merchandising and sampling, as well as by phasing out underperforming products, so we can devote greater resources to those products with greater potential. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received and stored directly at our third party fillers or received at one of our distribution centers. For those components received at one of our distribution centers, based upon production needs, the components are subsequently sent to one of several third party fillers,

which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any global business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

Our reported net sales are impacted by changes in foreign currency exchange rates as greater than 50% of net sales of our European based operations are denominated in U.S. dollars, while almost all costs of our European based operations are incurred in euro. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments and primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

Please see our discussion of Recent Important Events, which is incorporated by reference to Note 2 to the Consolidated Financial Statements contained in this 2024 Annual Report on Form 10-K filed with the United States Securities and Exchange Commission ("SEC") for the year ended December 31, 2024.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

Long-Lived Assets

We evaluate indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.47%. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

At December 31, 2024 indefinite-lived intangible assets aggregated $116.2 million. The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2024 assuming all other assumptions remained constant:

$ in millions	Change	Increase (decrease) to fair value
Weighted average cost of capital	+10%	**$ (14.0)**
Weighted average cost of capital	−10%	**$ 18.0**
Future sales level	+10%	**$ 12.5**
Future sales levels	−10%	**$ (12.5)**

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic

conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of long-lived assets should be shortened, we would amortize the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite lived intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life." The existence of a repurchase option, originally in 2025 and amended to 2027, may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8, we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (residual value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

Quantitative Analysis

During the three-year period ended December 31, 2024, we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and inventory obsolescence reserves. For 2024, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $0.2 million and selling, general and administrative expenses would have changed by approximately $0.1 million. The collective impact of these changes on 2024 operating income, net income attributable to Interparfums, Inc., and net income attributable to Interparfums, Inc. per diluted share would be an increase or decrease of approximately $0.2 million, $0.2 million and $0.1, respectively.

RESULTS OF OPERATIONS

Net Sales

(in millions)

Years Ended December 31,	2024	% Change	2023	% Change	2022
European based product sales	**$953.0**	**10%**	$863.4	16%	$744.0
United States based product sales	**511.3**	**12%**	455.8	33%	342.7
Eliminations	**(12.0)**	**na**	(1.5)	na	(0.1)
Total net sales	**$1,452.3**	**10%**	$1,317.7	21%	$1,086.7

na- not applicable

Net sales in 2024 increased 10% compared to 2023. At comparable foreign currency exchange rates, net sales also increased 10% in 2024, as compared to 2023, of which 9% is related to new brands. The average dollar/euro exchange rate for 2024 was 1.08, in line with 2023.

For European based operations, sales grew by 10% for the full year 2024 driven by the strong performance of Jimmy Choo, the addition of Lacoste, and solid execution of some of our smaller brands. Our largest brand, Jimmy Choo, increased 2024 sales by 7% as compared to 2023, attributable to the ongoing success of the *I Want Choo* franchise, while our second and third largest brands,

Montblanc and Coach, were broadly flat against a high base period in 2023 where sales grew by 15% and 25%, respectively. Lacoste, our newest brand for European based operations, exceeded the Company's expectations in its first year, achieving $85 million in net sales in 2024 thanks to the solid performance of the *L.12.12* lines and the successful launch of the Lacoste *Original* line. There were also gains made by our mid-sized brands, including Karl Lagerfeld, Moncler, Van Cleef & Arpels and Rochas.

For United States based operations, sales grew by 12% in 2024, due to the continued robust performance of legacy scents. GUESS, our largest United States based brand, increased 2024 sales by 13%, due to the initial success of our new pillar, GUESS *Iconic* (women), extensions for *Uomo Intenso* (men), as well as a variety of multi-scent collections including *Amore, Elements,* and *Sexy Skin Metallique.* For Donna Karan/DKNY, net sales increased by 9% in 2024 compared to 2023 driven by the success of Donna Karan's four-scent *Cashmere Collection,* and the blockbuster launch of *DKNY 24/7.* Additionally, the brand exceeded $100 million in sales for the year. Sales of Ferragamo were flat against a high base period in 2023 where sales grew by 21%. Roberto Cavalli, our newest brand for United States based operations, achieved net sales of $31 million in its first year under the Company's management.

We are confident in our future as 2025 has many exciting developments for the Company, including expansion of e-commerce channels and a strong pipeline of new launches across our prestige portfolio. Lacoste *Original* and Jimmy Choo *I Want Choo Le Parfum* will continue their expansion in 2025. New launches are also planned for a new men's blockbuster for GUESS, *Iconic,* a new Ferragamo blockbuster, *Fiamma*, an MCM collection in the first quarter and a new Roberto Cavalli blockbuster in the second quarter. Additionally, we have a slate of brand extensions and flankers for Montblanc *Explorer,* Jimmy Choo *Man,* Coach *Woman* and *Man,* Lacoste *L.12.12* and *Original,* MCM *Diamond,* Ferragamo *Men,* and two new scents for the Donna Karan *Cashmere Collection.* The upcoming year will also stand out for the creation of the proprietary brand Solférino, a collection of 10 niche fragrances developed by star perfumers and intended for the collector's fragrance market. While the pace of growth in the market is starting to normalize closer to historical levels following massive growth seen over the past few years, the power of our diverse brand portfolio, in combination with our agile operating model, should help us gain market share.

As in the past, we hope to benefit from our strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. However, we have no certainty that any new license or acquisition agreements will be consummated.

Net Sales To Customers By Region

(in millions)

Year Ended December 31,	2024	2023	2022
North America	**$541.9**	$511.7	$421.0
Western Europe	**364.3**	301.2	259.2
Asia/Pacific	**197.0**	191.8	163.6
Middle East and Africa	**122.8**	117.1	98.8
Eastern Europe	**118.1**	103.2	74.2
Central and South America	**108.2**	92.7	69.9
	$1,452.3	$1,317.7	$1,086.7

Our largest market, North America, achieved sales growth of 6% in 2024 compared to 2023, followed by Western Europe and Asia where sales grew by 21% and 3% in 2024, respectively, compared to 2023. Middle East and Africa, Eastern Europe, and Central and South America also achieved top line growth of 5%, 14% and 17% in 2024, respectively, compared to 2023. Additionally, our travel retail business is continuing to strengthen.

Gross Profit Margins

(in millions)

Year Ended December 31,	2024	2023	2022
European based operations			
Net sales (a)	**$953.0**	$863.4	$744.0
Cost of sales (a)	**314.5**	282.9	236.9
Gross margin (a)	**$638.5**	$580.5	$507.1
Gross margin, as a percent of net sales	**67.0%**	67.2%	68.2%
United States based operations			
Net sales	**$511.3**	$455.8	$342.7
Cost of sales	**215.2**	196.0	155.4
Gross margin	**$296.1**	$259.8	$187.3
Gross margin, as a percent of net sales	**57.9%**	57.0%	54.7%

(a) Amounts do not reflect eliminations of intercompany sales of European based operations products sold to United States based operations.

The Company's gross margin percentage was 63.9% in 2024 as compared to 63.7% in 2023 and 63.9% in 2022. The slight increase in gross margin percentage was driven by segment mix and the impact of certain one-time expenses related to inventory in 2023.

For European based operations, gross profit margin as a percentage of net sales was 67.0%, 67.2% and 68.2% in 2024, 2023 and 2022, respectively. European based operations were negatively impacted by brand and channel mix. These negative impacts were partially offset by the positive impact of certain one-time expenses related to inventory in 2023. For United States based operations, gross profit margin was 57.9%, 57.0% and 54.7% in 2024, 2023 and 2022, respectively. The year-over-year increase was driven by favorable brand and channel mix.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales, and aggregated $61.5 million, $52.3 million and $43.1 million in 2024, 2023 and 2022, respectively, and represented 4.2%, 4.0% and 4.0% of net sales, respectively.

Generally, we do not bill customers for shipping and handling costs and such costs, which are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross margins may not be comparable to other companies, which may include these expenses as a component of cost of sales.

Selling, General & Administrative Expenses

(in millions)

Years ended December 31,	2024	2023	2022
European Based Operations			
Selling, general & administrative expenses	**$441.6**	$406.6	$358.3
Selling, general & administrative expenses as a percent of net sales	**46.3%**	47.1%	48.2%
United States Based Operations			
Selling, general & administrative expenses	**$206.9**	$181.1	$134.0
Selling, general & administrative expenses as a percent of net sales	**40.5%**	39.7%	39.1%

The Company's selling, general and administrative expenses as a percentage of nets sales were 44.7%, 44.6% and 45.3% in 2024, 2023 and 2022, respectively. The percentage of net sales remained flat from the prior year as increased amortization cost from the addition of the Lacoste license, which represented $6 million for the year, were offset due to promotional and advertising activities by our European based operations growing slower than sales growth in 2024.

For European based operations, selling, general and administrative expenses increased 9% and 13% in 2024 and 2023, respectively, as compared to the corresponding prior year period, and represented 46.3%, 47.1% and 48.2% of net sales in 2024, 2023 and 2022, respectively. The increases in expenses are in line with fluctuations in sales for European operations, primarily from increases in employee related costs due to a one-time severance payment of $2.2 million, and higher royalty costs offset by promotion and advertising expenditures growing slower than sales. Furthermore, promotion and advertising activities originally planned for the third and fourth quarter were phased into 2025 resulting in a decrease in selling, general and administrative expenses as a percentage of net sales in 2024 as compared to 2023.

For United States based operations, selling, general and administrative expenses increased 14% and 35% in 2024 and 2023, respectively, as compared to the corresponding prior year period, and represented 40.5%, 39.7% and 39.1% of net sales in 2024, 2023 and 2022, respectively. The increases in selling, general and administrative expenses as a percentage of net sales were largely driven by continued investment in infrastructure and employee headcount to support the growth of the business as well as increased promotional and advertising spending.

Promotion and advertising included in selling, general and administrative expenses aggregated $280.5 million, $261.3 million and $212.4 million in 2024, 2023 and 2022, respectively. Promotion and advertising represented 19.3%, 19.8% and 19.5% of net sales in 2024, 2023 and 2022, respectively. Promotion and advertising are integral parts of our industry, and we continue to invest heavily to support new product launches and to build brand awareness. We believe that our promotion and advertising efforts have had a beneficial effect on sales. Additionally, as 2024 saw a lighter innovation program than in prior years, the Company focused on increasing promotional and advertising spending to support the continued success of our existing brands and to support the initial launches of our new brands, Lacoste and Roberto Cavalli. We also continue to develop and implement omnichannel concepts and compelling content to deliver an integrated consumer experience. As noted above, some promotion and advertising expenses were phased into 2025 for European based operations in order to further strengthen our first half of 2025. Long-term, we continue to anticipate that on a full year basis, promotion and advertising expenditures should aggregate approximately 21% of net sales.

Royalty expense included in selling, general and administrative expenses aggregated $117.8 million, $103.8 million and $87.0 million in 2024, 2023 and 2022, respectively. Royalty expense represented 8.1%, 7.9% and 8.0% of net sales in 2024, 2023 and 2022, respectively, due to changes in brand mix.

Impairment Loss

The Company reviews intangible assets with indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $4.0 million and $6.8 million in 2024 and 2022, respectively, relating to our Rochas fashion business and an impairment charge for trademarks with indefinite useful lives of $0.9 million in 2022 relating to our Intimate trademark. There was no impairment charge for trademarks with indefinite useful lives in 2023.

Income from Operations

As a result of the above analysis regarding net sales, gross profit margins and selling, general and administrative expenses, our operating margins aggregated 18.9%, 19.1% and 17.9% for the years ended December 31, 2024, 2023 and 2022, respectively.

Other Income and Expenses

Overall, other income and expense was a loss of $6.4 million, $1.8 million, and $0.1 million in 2024, 2023, and 2022, respectively. The main drivers of the change between 2024 and 2023 are discussed in more detail below. These include an increase in interest expense on borrowings of $0.4 million, a gain on foreign currency of $0.5 million, a gain on interest income related to cash and cash equivalents and short-term investments of $0.5 million, and losses on marketable securities of $2.1 million of which $1.5 million is unrealized. Additionally, there was a one-time gain of $3.1 million recognized in 2023 related to the sale of marketable securities.

Interest expense is primarily related to the financing of brand and licensing acquisitions and the financing of the headquarters of Interparfums SA. The increase in interest expense in 2024 is related to increased borrowings during the year. In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a $51.9 million (€50 million) four-year loan agreement. The loan agreement bears interest at Euribor-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. Additionally, in April 2021, we completed the acquisition of the headquarters of Interparfums SA. The acquisition was financed by a 10-year approximately $124.7 million (€120 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately $83.1 million (€80 million) of the variable rate debt was swapped for fixed interest rate debt with a maximum interest rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%. Additionally in July 2024, the Company entered into a $41.6 million (€40 million) three-year loan agreement that bears a fixed interest rate of 4.03%. The loan was used to improve our short-term cash position. Long-term debt including current maturities aggregated $157.3 million, $157.5 million and $180.0 million as of December 31, 2024, 2023 and 2022, respectively.

We enter into foreign currency forward exchange contracts to manage exposure related to receivables from unaffiliated third parties denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Greater than 50% of net sales of our European based operations are denominated in U.S. dollars. Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying consolidated income statements. Such gains and losses were immaterial in each 2024, 2023, and 2022.

Interest and investment income represents interest earned on cash and cash equivalents and short-term investments and realized and unrealized gains and losses on marketable securities. Interest income was $4.4 million in 2024 compared to $3.9 million in 2023. As of December 31, 2024, short-term investments also include approximately $7.7 million of marketable equity securities of other companies in the luxury goods sector. In the first quarter of 2023, the Company sold marketable securities which generated a gain of $3.1 million. The Company purchased additional marketable securities throughout 2023 and 2024, resulting in an losses of $2.1 million during 2024, of which $1.5 million was unrealized.

Income Taxes

Our consolidated effective tax rate was 24.2%, 24.8% and 22.2% in 2024, 2023 and 2022, respectively.

The effective tax rate for European based operations was 25.8%, 27.3% and 25.2% in 2024, 2023 and 2022, respectively. Our effective tax rate in 2023 differs from the 25% statutory rate due to a one-time tax assessment of €2.8 million ($3.1 million) included in tax expense as the result of a tax audit conducted for the 2020 and 2021 tax years.

The effective tax rate for United States based operations was

20.4%, 19.3% and 13.8% in 2024, 2023 and 2022, respectively. Our effective tax rate differs from the 21% statutory rate in the United States as it is a blended rate across multiple jurisdictions, and takes into account benefits received from the exercise of stock options as well as deductions we are allowed for a portion of our foreign derived intangible income, slightly offset by state and local taxes. Additionally, in the third quarter of 2022, our United States based operations recognized a one-time tax benefit of $2.5 million associated with the 2021 Salvatore Ferragamo acquisition. At the time of the acquisition, we had not recognized a deferred tax benefit as there were uncertainties concerning its potential recoverability; however, as of September 30, 2022, recoverability was deemed likely. Other than as discussed above, we did not experience any significant changes in tax rates, and none were expected in the jurisdictions where we operate.

The Company estimated the effect of its foreign derived intangible income ("FDII") and recorded a tax benefit of $2.4 million, $2.4 million and $1.5 million as of December 31, 2024, 2023 and 2022, respectively. Share-based compensation resulted in a discrete tax benefit of $0.7 million, $1.2 million and $0.8 million in 2024, 2023 and 2022, respectively.

Net Income

(In thousands)

Years ended December, 31	2024	2023	2022
Net income attributable to European based operations	**$140,084**	$123,994	$107,292
Net income attributable to United States based operations	**68,853**	63,782	43,745
Eliminations	**(5,504)**	-	-
Net income	**203,433**	187,776	151,037
Less: Net income attributable to the noncontrolling interest	**39,075**	35,122	30,099
Net income attributable to Interparfums, Inc.	**$164,358**	$152,654	$120,938

Net income attributable to Interparfums, Inc. was $164.4 million, $152.7 million and $120.9 million in 2024, 2023 and 2022, respectively.

Net income attributable to European based operations was $140.1 million, $124.0 million and $107.3 million in 2024, 2023 and 2022, respectively, while net income attributable to United States based operations was $68.9 million, $63.8 million and $43.7 million in 2024, 2023 and 2022, respectively. The significant fluctuations in net income for both European and United States based operations are directly related to the previous discussions relating to changes in sales, gross profit margins, and selling, general and administrative expenses.

The noncontrolling interest arises from our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext. Net income attributable to the noncontrolling interest is directly related to the profitability of our European based operations and aggregated 27.7%, 28.1% and 27.9% of European based operations net income in 2024, 2023 and 2022, respectively. Net profit margins attributable to Interparfums, Inc. aggregated 11.3%, 11.6% and 11.1% in 2024, 2023 and 2022, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our conservative financial tradition has enabled us to amass significant cash balances. As of December 31, 2024, we had $234.7 million in cash and cash equivalents and short-term investments, most of which are held in euro by our European based operations and is readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments.

As of December 31, 2024, working capital aggregated $582 million. Approximately 76% of the Company's total assets are held by European based operations, and approximately $246 million of trademarks, licenses and other intangible assets are also held by European based operations.

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2038. In connection with most of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments. See Item 8. Financial Statements and Supplementary Data – Note 11– Commitments in this annual report on Form 10-K. Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2024, without

consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

The Company hopes to continue to benefit from its strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. In December 2024, our 72% owned French subsidiary, Interparfums SA, obtained all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brands. Additionally in December 2024, we renewed the Van Cleef & Arpels license agreement for an additional nine-year term, beginning January 1, 2025. In July 2023, we entered into a global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Roberto Cavalli brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This license took effect in July 2023, and began shipping products in February 2024.

In December 2022, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Lacoste brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This new license took effect and products started to ship in January 2024.

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we gained several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. The exclusive license became effective on July 1, 2022.

Cash provided by operating activities aggregated $187.6 million, $105.8 million, and $73.0 million in 2024, 2023 and 2022, respectively. In 2024, working capital items used $49.7 million in cash from operating activities, as compared to $102.0 million in 2023 and $107.7 million in 2022. Although, from a cash flow perspective, accounts receivable is up 17% from year-end 2023, the balance is reasonable based upon 2024 record sales levels. While days sales outstanding was 66 days, up from 62 days and 60 days in 2023 and 2022, respectively, driven by changes in our channel mix, we are still seeing strong collection activity and do not anticipate any issues with collections of accounts receivable. From a cash flow perspective, inventory levels are up 5% in support of our overall sales growth. Inventory days on hand increased slightly to 259 days in 2024, as compared to 252 days in 2023, and 227 days in 2022, as we have built up inventory related to the inclusion of the Lacoste and Roberto Cavalli licenses, which require large inventory needs to support the launches of these brands. Additionally, as we are working to manage down our inventory levels, we have seen increased conversion of raw materials into finished goods resulting in finished goods making up 63% of our inventory levels at December 31, 2024 as compared to 57% and 49% at December 31, 2023 and 2022, respectively. Due to past supply constraints, we had strived to carry more inventory overall, source the same components from multiple suppliers and when possible, manufacture products closer to where they are sold. These constraints have largely abated and we are gradually reversing some of these previous interventions. We are beginning to see the impacts of these recent inventory management efforts and will continue to work to optimize inventory levels.

Cash flows used in investing activities in 2024 reflect the purchases and sales of short-term investments. These investments consist of certificates of deposit with maturities greater than three months, marketable equity securities and other contracts. At December 31, 2024, approximately $2.1 million of certificates of deposit contain penalties where we would forfeit a portion of the interest earned in the event of early withdrawal.

Further, in December 2024, the Company paid approximately $16 million for the purchase of the Off-White Trademark, with an additional $2 million payable over two years.

Our business is not capital intensive as we do not own any manufacturing facilities. On a full year basis, we typically spend approximately $5 million on tools and molds, depending on our new product development calendar. Capital expenditures also include amounts for office fixtures, computer equipment and industrial equipment needed at our distribution centers.

Cash flows used in financing activities in 2024 reflect issuances and repayment of debt and payment of dividends to stockholders.

In July 2024, the Company entered into a $41.6 million (€40 million) three-year loan agreement that bears a fixed interest rate of 4.03%. Additionally, in December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, Interparfums SA entered into an approximately $51.9 million (€50 million) four-year loan agreement. The loan agreement bears interest at Euribor-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

Our short-term financing requirements are expected to be

met by available cash on hand at December 31, 2024, and by short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2024 consist of $70 million unsecured revolving lines of credit provided by a consortium of domestic commercial banks and approximately $8.3 million in credit lines provided by a consortium of international financial institutions. Balances due from short-term borrowings totaled $8.3 million and $4.4 million as of December 31, 2024 and 2023, respectively.

In February 2022, our Board of Directors authorized an annual dividend of $2.00 per share, payable quarterly. In February 2023, our Board of Directors authorized an increase in the annual dividend to $2.50 per share and in February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share. The next quarterly cash dividend of $0.80 per share is payable on March 28, 2025 to shareholders of record on March 14, 2025.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2024.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Interparfums SA, whose functional currency is the euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

As of December 31, 2024, we had foreign currency contracts in the form of forward exchange contracts of approximately U.S. $100 million with maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

Interest Rate Risk Management

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Interparfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of

compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses identified below.

• The Company does not have an annual risk assessment process sufficiently designed to identify the risks that could impact the Company's consolidated financial statements. This includes processes to review any previously-recognized risks and identify any potential new risks that could have a material impact on the Company. As a result, the Company could not properly assess if the key controls in place were sufficient to mitigate the risks of material misstatement and the Company could not adequately provide oversight over the testing of management's internal control over financial reporting.

• The Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not maintain sufficient documentation to evidence that controls have operated as designed with respect to key financial statement accounts and assertions.

• The Company did not design and maintain effective information technology general controls related to user access at our Interparfums SA subsidiary, which limited management's ability to rely on technology-dependent controls relevant to the preparation of the Company's consolidated financial statements.

Despite the finding of these material weaknesses, we have concluded that our consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented.

Our independent auditor, Forvis Mazars, LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. Forvis Mazars, LLP's attestation report contains an adverse opinion on the effectiveness of the Company's internal control over financial reporting. This report appears on following page.

Remediation Plan

We are committed to maintaining a strong internal control environment and implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated as soon as practicable. The Company plans to engage a third-party firm to assist us with designing and implementing a risk assessment process and establish processes and controls to support an effective control environment. Specifically, we will:

(i) design and implement effective risk assessment procedures and monitoring activities,

(ii) review our current processes, procedures, and systems and assess the design of controls to ensure the key controls address the relevant risks identified by management,

(iii) enhance and implement protocols to retain sufficient documentary evidence of operating effectiveness of such controls, and

(iv) implement enhanced process controls around user access to information technology systems, including confirming and monitoring appropriate user access levels to applications, programs and data.

These actions are intended to enable the Company to more effectively monitor the effectiveness of our internal control over financial reporting.

We believe that these actions, collectively, will remediate the material weaknesses identified. However, our material weaknesses will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are operating effectively. We will continue to monitor the design and effectiveness of these and other processes, procedures, and controls and will make any further changes management deems appropriate.

Jean Madar
Chief Executive Officer
Chairman of the
Board of Directors

Michel Atwood
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and
the Board of Directors of Interparfums, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Interparfums, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2024, and the related notes and the schedule listed in the Index in Item 15(a)(2) (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited the adjustments to the 2023 financial statements to retrospectively apply the change in accounting related to the Company's adoption of ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures as described in Note 15. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

• The Company does not have an annual risk assessment process sufficiently designed to identify the risks that could impact the Company's consolidated financial statements. This includes processes to review any previously recognized risks and identify any potential new risks that could have a material impact on the Company. As a result, the Company could not properly assess if the key controls in place were sufficient to mitigate the risks of material misstatement and the Company could not adequately provide oversight over the testing of management's internal control over financial reporting.

• The Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not maintain sufficient documentation to evidence that controls have operated as designed with respect to key financial statement accounts and assertions.

• The Company did not design and maintain an effective information technology general controls related to user access at our Interparfums SA subsidiary, which limited management's ability to rely on technology-dependent controls relevant to the preparation of the Company's consolidated financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of auditing procedures applied in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2024 and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to

the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:
(1) relate to accounts or disclosures that are material to the financial statements and
(2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indefinite-Lived Intangible Assets

As described in Notes 1 and 7 to the consolidated financial statements, the Company's indefinite-lived intangible assets were $116.2 million as of December 31, 2024. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in management's evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital.

We have identified the indefinite-lived intangible assets as a critical audit matter. The principal considerations for our determination are (i) the significant judgment used by management when developing the fair value of the indefinite-lived intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to estimates of projected future sales and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

The procedures we performed to address this critical audit matter included:

• Obtained an understanding of the Company's valuation model and process for assessing impairment of indefinite-lived intangible assets, and evaluated the design and tested the operating effectiveness of controls relating to the indefinite-lived intangible assets impairment assessments.

• Involved the firm's valuation specialists to assist in our procedures in evaluating the appropriateness of management's valuation models and assumptions, specifically related tot he weighted average cost of capital (i.e., the discount rate) and long-term growth rate.

• Evaluated the reasonableness of the significant assumptions used by management related to projected future sales and cash flows

• Testing the completeness and accuracy of data used by management in their valuation model, and the mathematical accuracy of management's valuation model.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Forvis Mazars, LLP

New York, New York
March 11, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of Interparfums, Inc. (f/k/a Inter Parfums, Inc.)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 14, the accompanying consolidated balance sheet of Interparfums, Inc. (the "Company") as of December 31, 2023, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes and the schedule listed in the Index in Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting (as described in Note 14), present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting (as described in Note 14) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Forvis Mazars, LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor from 2004 to 2024.

Mazars USA LLP

MAZARS USA LLP

New York, New York
February 27, 2024

INTERPARFUMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share data)

Years Ended December 31,	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	**$125,433**	$88,462
Short-term investments	**109,311**	94,304
Accounts receivable, net	**274,705**	247,240
Inventories	**371,920**	371,859
Receivables, other	**6,122**	7,012
Other current assets	**27,035**	29,458
Income taxes receivable	**306**	691
Total current assets	**914,832**	839,026
Property, equipment and leasehold improvements, net	**153,773**	169,222
Right-of-use assets, net	**24,603**	28,613
Trademarks, licenses and other intangible assets, net	**282,484**	296,356
Deferred tax assets	**17,034**	14,545
Other assets	**18,535**	21,567
Total assets	**$1,411,261**	$1,369,329
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable - banks	**$8,311**	$4,420
Current portion of long-term debt	**41,607**	29,587
Current portion of lease liabilities	**6,087**	5,951
Accounts payable - trade	**91,049**	97,409
Accrued expenses	**172,758**	178,880
Income taxes payable	**12,615**	8,498
Total current liabilities	**332,427**	324,745
Long–term debt, less current portion	**115,734**	127,897
Lease liabilities, less current portion	**20,455**	24,517
Equity:		
Interparfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued	**–**	-
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding, 32,110,170 and 32,004,660 shares on December 31, 2024, and 2023, respectively	**32**	32
Additional paid-in capital	**106,702**	98,565
Retained earnings	**763,240**	693,848
Accumulated other comprehensive loss	**(72,239)**	(40,188)
Treasury stock, at cost, 9,981,665 and 9,981,665 common shares on December 31, 2024, and 2023, respectively	**(52,864)**	(52,864)
Total Interparfums, Inc. shareholders' equity	**744,871**	699,393
Noncontrolling interest	**197,774**	192,777
Total equity	**942,645**	892,170
Total liabilities and equity	**1,411,261**	$1,369,329

(See accompanying notes to consolidated financial statements)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share data)

Years Ended December 31,	2024	2023	2022
Net sales	**$1,452,325**	$1,317,675	$1,086,653
Cost of sales	**524,984**	478,597	392,231
Gross margin	**927,341**	839,078	694,422
Selling, general, and administrative expenses	**648,540**	587,696	492,370
Impairment loss	**4,005**	–	7,749
Income from operations	**274,796**	251,382	194,303
Other expenses (income):			
Interest expense	**7,825**	11,253	3,599
Loss on foreign currency	**1,085**	1,582	1,921
Interest and investment income	**(2,218)**	(10,729)	(5,486)
Other (Income) expense	**(287)**	(317)	50
	6,405	1,789	84
Income before income taxes	**268,391**	249,593	194,219
Income taxes	**64,958**	61,817	43,182
Net income	**203,433**	187,776	151,037
Less: Net income attributable to the noncontrolling interest	**39,075**	35,122	30,099
Net income attributable to Interparfums, Inc.	**$164,358**	$152,654	$120,938
Net income attributable to Interparfums, Inc. common shareholders:			
Basic	**$5.13**	$4.77	$3.80
Diluted	**$5.12**	$4.75	$3.78
Weighted average number of shares outstanding:			
Basic	**32,036,728**	31,994,328	31,859,417
Diluted	**32,124,285**	32,139,702	31,988,753
Dividends declared per share	**$3.00**	$2.50	$2.00

(See accompanying notes to consolidated financial statements.)

Interparfums, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except share and per share data)

Years ended December 31,	2024	2023	2022
Net income	**$203,433**	$187,776	$151,037
Other comprehensive income:			
Net derivative instrument (loss) income, net of tax	**(2,249)**	(3,329)	2,356
Transfer of OCI into earnings	**(64)**	1,709	992
Pension benefits, net of tax	**2,785**	-	-
Translation adjustments, net of tax	**(42,059)**	24,042	(29,683)
	(41,587)	22,422	(26,335)
Comprehensive income	**161,846**	210,198	124,702
Comprehensive income attributable to noncontrolling interests:			
Net income	**39,075**	35,122	30,099
Net derivative instrument (loss) income, net of tax	**(618)**	25	647
Pension benefits, net of tax	**766**	–	–
Translation adjustments, net of tax	**(9,684)**	6,529	(9,358)
	29,539	41,676	21,388
Comprehensive income attributable to Interparfums, Inc.	**$132,307**	$168,522	$103,314

(See accompanying notes to consolidated financial statements.)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)

Years Ended December 31,	2024	2023	2022
Common stock, beginning and end of year	**$32**	$32	$32
Additional paid-in capital, beginning of year	**98,565**	90,186	87,132
Shares issued upon exercise of stock options	**7,049**	8,025	6,004
Share-based compensation	**1,039**	1,246	1,355
Transfer of subsidiary shares purchased	**49**	(892)	(4,305)
Additional paid-in capital, end of year	**106,702**	98,565	90,186
Retained earnings, beginning of year	**693,848**	620,095	560,663
Net income	**164,358**	152,654	120,938
Dividends	**(96,026)**	(80,047)	(63,743)
Stock-based compensation	**1,060**	1,146	2,237
Retained earnings, end of year	**763,240**	693,848	620,095
Accumulated other comprehensive loss, beginning of year	**(40,188)**	(56,056)	(38,432)
Foreign currency translation adjustment, net of tax	**(32,375)**	17,513	(20,325)
Transfer from other comprehensive income into earnings	**(64)**	1,709	992
Pension benefits, net of tax	**2,019**	–	–
Net derivative instrument (loss) income, net of tax	**(1,631)**	(3,354)	1,709
Accumulated other comprehensive loss, end of year	**(72,239)**	(40,188)	(56,056)
Treasury stock, beginning of year	**(52,864)**	(37,475)	(37,475)
Shares repurchased	-	(15,389)	–
Treasury stock, end of year	**(52,864)**	(52,864)	(37,475)
Noncontrolling interest, beginning of year	**192,777**	171,364	166,412
Net income	**39,075**	35,122	30,099
Foreign currency translation adjustment, net of tax	**(9,684)**	6,529	(9,358)
Pension benefits, net of tax	**766**	-	-
Net derivative instrument (loss) income, net of tax	**(618)**	25	647
Dividends	**(24,729)**	(20,301)	(16,056)
Share-based compensation	**236**	180	(282)
Transfer of subsidiary shares purchased	**(49)**	(142)	(98)
Noncontrolling interest, end of year	**197,774**	192,777	171,364
Total equity	**$942,645**	$892,170	$788,146

(See accompanying notes to consolidated financial statements.)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years ended December, 31	2024	2023	2022
Cash flows from operating activities:			
Net income	**$203,433**	$187,776	$151,037
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including impairment loss	**28,358**	17,331	22,539
Provision for doubtful accounts	**618**	(1,734)	2,353
Noncash stock compensation	**2,379**	2,525	3,143
Share of income (loss) of equity investment	**(460)**	(317)	49
Noncash lease expense	**6,271**	5,448	4,980
Deferred tax benefit	**(3,356)**	(2,987)	(3,604)
Change in fair value of derivatives	**93**	(301)	227
Changes in:			
Accounts receivable	**(41,281)**	(36,843)	(59,640)
Inventories	**(17,203)**	(73,700)	(98,297)
Other assets	**5,428**	11,868	(13,651)
Operating lease liabilities	**(6,128)**	(5,290)	(4,795)
Accounts payable and accrued expenses	**4,868**	3,064	64,738
Income taxes, net	**4,622**	(1,066)	3,952
Net cash provided by operating activities	**187,642**	105,774	73,031
Cash flows from investing activities:			
Purchases of short-term investments	**(206,222)**	(221,111)	(1,038)
Proceeds from sale of short-term investments	**183,742**	281,741	896
Purchase of property, equipment and leasehold improvements	**(4,740)**	(6,465)	(33,756)
Payment for intangible assets acquired	**(17,612)**	(46,903)	(56,746)
Net cash (used in) provided by investing activities	**(44,832)**	7,262	(90,644)
Cash flows from financing activities:			
Proceeds from loans payable, bank	**4,330**	4,325	-
Proceeds from issuance of long-term debt	**43,296**	-	52,492
Repayment of long-term debt	**(34,689)**	(28,800)	(19,861)
Proceeds from exercise of options	**7,049**	8,025	6,003
Purchase of subsidiary shares from noncontrolling interests	**–**	(1,027)	(4,403)
Dividends paid	**(96,026)**	(80,047)	(63,743)
Dividends paid to noncontrolling interests	**(24,729)**	(20,301)	(16,056)
Purchase of treasury stock	**–**	(15,389)	-
Net cash used in financing activities	**(100,769)**	(133,214)	(45,568)
Effect of exchange rate changes on cash	**(5,070)**	3,927	(493)
Net increase (decrease) in cash and cash equivalents	**36,971**	(16,251)	(63,674)
Cash and cash equivalents – beginning of year	**88,462**	104,713	168,387
Cash and cash equivalents – end of year	**$125,433**	$88,462	$104,713
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	**$7,495**	$5,823	$2,987
Income taxes	**63,197**	60,990	38,492

(See accompanying notes to consolidated financial statements.)

(in thousands except share and per share data)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and its Significant Accounting Policies

Business of the Company

Interparfums, Inc. and its subsidiaries (the "Company") are in the fragrance business and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Jimmy Choo, Montblanc, Coach, GUESS, Donna Karan/DKNY, Lacoste, and Ferragamo brand names. As a percentage of net sales, product sales for the Company's largest brands were as follows:

Year Ended December 31,	2024	2023	2022
Jimmy Choo	**17%**	17%	18%
Montblanc	**15%**	17%	18%
Coach	**14%**	15%	15%
GUESS	**12%**	12%	12%
Donna Karan/DKNY	**7%**	7%	3%
Lacoste	**6%**	-	-
Ferragamo	**5%**	5%	5%

Basis of Preparation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including 72% owned Interparfums SA, a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

Management Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

Cash and Cash Equivalents and Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company also has short-term investments which consist of certificates of deposit with maturities greater than three months, marketable equity securities and other contracts. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes its credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions. Substantially all cash and cash equivalents are primarily held at financial institutions outside the United States and are readily convertible into U.S. dollars.

Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for doubtful accounts or balances which are estimated to be uncollectible, which aggregated $2.4 million and $2.1 million as of December 31, 2024, and 2023, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position, as well as previously established buying patterns.

Inventories

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and are stated at the lower of cost and net realizable value, with cost being determined on the first-in, first-out method. Cost components include raw materials, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers

Derivatives

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative

instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in their fair value are recorded in earnings immediately.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives for furniture and equipment, which range between three and fifteen years. Depreciation on buildings and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful asset lives, which range between seven and fifty years. Depreciation provided on equipment used to produce inventory, such as tools and molds, is included in cost of sales.

Long-Lived Assets

Indefinite-lived intangible assets principally consist of trademarks which are not amortized. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more-likely-than-not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.47% and 10.39% in 2024 and 2023, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels, future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

Intangible assets subject to amortization principally consist of licenses and are amortized on a straight-line basis over the shorter of the license term or estimated economic life, ranging from three to twenty years. Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

Revenue Recognition

The Company sells its products to department stores, perfumeries, specialty stores and domestic and international wholesalers and distributors. Our revenue contracts represent single performance obligations to sell our products to customers. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars, and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. The substantial majority of our revenue is recognized at a point in time when control of the promised goods is transferred to customers based on agreed upon shipping terms, which usually occurs upon delivery. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those goods. Net sales are comprised of gross revenues less incentives to customers such as returns, trade discounts and allowances, which give rise to variable consideration. The Company does not bill its customers' freight and handling charges. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk. Macy's, our top retail customer, accounted for approximately 12% of net sales in 2024 and 2023, respectively. No one customer represented 10% or more of net sales in 2022.

Sales Returns

Generally, the Company does not permit customers to return their unsold products. However, for U.S. based customers, we allow returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we consider include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records its estimate of potential sales returns as a reduction of sales and cost of sales with corresponding entries to accrued expenses, to record the refund liability, and inventory, for the right to recover goods from the customer. The refund liability associated with estimated returns was $10.8 million and $5.5 million at December 31, 2024 and 2023, respectively, and the amounts recognized for the rights to recover products was $4.1 million and $2.4 million at December 31, 2024 and 2023, respectively. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Payments to Customers

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $280.5 million, $261.3 million and $212.4 million for 2024, 2023 and 2022, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $61.5 million, $52.3 million and $43.1 million in 2024, 2023 and 2022, respectively.

Package Development Costs

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

Operating Leases

The Company leases its offices and warehouses, vehicles, and certain office equipment, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

License Agreements

The Company's license agreements generally provide the Company with worldwide rights to manufacture, market and sell prestige fragrances and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 to 15 years and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, excluding potential renewal periods, range from approximately 1 to 14 years. Under each license, the Company is required to pay royalties in the range of 6% to 11% to the licensor, at least annually, based on net sales to third parties.

In certain cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Most license agreements require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Most of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses.

(in thousands except share and per share data)

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently enacted tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. Accrued interest and penalties are included within the related tax asset or liability in the accompanying consolidated financial statements.

Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

Treasury Stock

The Board of Directors has authorized share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations are made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU updates reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance and allocate resources. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods for fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company adopted the ASU as of December 31, 2024 and applied its provisions retrospectively (See Note 14).

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-04. The ASU requires, among other things, more detailed disclosures about types of expenses in commonly presented expense captions such as cost of sales and selling, general and administrative expenses and is intended to improve the disclosures about an entity's expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization. ASU 2024-03 will also require the Company to disclose both the amount and the Company's definition of selling expenses. The guidance, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods for fiscal years beginning after December 15, 2027, on a prospective or retrospective basis. Early adoption is permitted. We are currently evaluating the impact of adopting this ASU on our disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and shall be applied on a prospective basis with the option to apply retrospectively. We are currently evaluating the impact of adopting this ASU on our disclosures.

There are no other recent accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

Reclassifications

Certain prior year amounts in the accompanying notes to consolidated financial statements have been reclassified to conform with current period presentation.

Correction of Immaterial Misstatements in Prior Period Financial Statements

During the year ended December 31, 2023, the Company identified an error that caused an overstatement of line items on the previously reported consolidated statement of cash flows. The error does not impact any other consolidated financial statement included herein. Specifically, the error related to the timing of payments to Lacoste in accordance with the acquisition agreement of the Lacoste trademark in 2022 which required a payment in 2022 and an additional payment in 2023. In the 2022 consolidated statement of cash flow, the payment was reported to have been made in full during 2022. This error had no impact on net income or earnings per share for the year ended December 31, 2022. The impact of the error resulted in a movement of $42.1 million between "Change in Accounts payable and accrued expenses" within operating cash flows and "Payment for intangible assets acquired" within investing cash flows.

In accordance with Staff Accounting Bulletin ("SAB") No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the errors and determined that the impact was not material to any of our previously issued financial statements.

The following table presents a summary of the impact by financial statement line item of the corrections for the year ended December 31, 2022:

Consolidated Statement of Cash Flow

(In thousands) Year ended December 31, 2022	As previously reported	Adjustment	As revised
Change in Accounts payable and accrued expenses	106,857	(42,119)	$64,738
Net cash provided by operating activities	115,150	(42,119)	73,031
Payment for intangible assets acquired	(98,865)	42,119	(56,746)
Net cash used in investing activities	(132,763)	42,119	(90,644)

(2) Recent Agreements

Off-White

In December 2024, we announced that our 72% owned French subsidiary, Interparfums SA, signed for all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brand.

Van Cleef & Arpels

In 2006, Van Cleef & Arpels and Interparfums SA signed a 12-year worldwide license agreement to manufacture and distribute perfumes and related products under the Van Cleef & Arpels brand name, which was subsequently extended for a further six years until December 31, 2024. In December 2024, the license agreement was renewed for an additional 9-year term, through December 31, 2033.

Abercrombie & Fitch

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, Fierce, in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major

(in thousands except share and per share data)

markets, including Europe, Mexico and Australia. The second phase, which activated in February 2024, covers distribution in additional markets in Western Europe and Latin America.

Roberto Cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in July 2023 and will last for 6.5 years. We began shipping Roberto Cavalli perfumes and fragrance related products in February 2024.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years. We began shipping Lacoste fragrances in January 2024.

Dunhill

The Dunhill fragrance license expired on September 30, 2023 and was not renewed. The Company had a twelve-month sell-off period during which it maintained the right to sell-off remaining Dunhill fragrance inventory, which is customary in the fragrance industry. As of September 30, 2024, all finished goods and components were sold and we no longer carry any inventory related to Dunhill.

Donna Karan/DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we have gained several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Interparfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license became effective July 1, 2022.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business we took a $2.4 million impairment charge on our Rochas fashion trademark in the first quarter of 2021 and a $6.8 million impairment charge in the fourth quarter of 2022 after an independent expert concluded that the valuation of the trademark was $11.2 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to make this new structure operational beginning in 2024. In the fourth quarter of 2024, we again took a $4.0 million impairment charge on the Rochas fashion trademark after management reviewed and agreed with an independent expert's conclusion that the valuation of the trademark was $7.2 million.

(3) Inventories

Inventories consist of the following:

Years Ended December 31,	2024	2023
Raw materials and component parts	**$137,572**	$158,733
Finished goods	**234,348**	213,126
	$371,920	$371,859

Overhead included in inventory aggregated $6.1 million and $5.4 million as of December 31, 2024 and 2023, respectively. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based upon sales forecasts and the physical condition of the inventories. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory reserves aggregated $18.4 million and $21.5 million as of December 31, 2024 and 2023, respectively.

(4) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2024

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	**$109,311**	**$7,703**	**$101,608**	**$–**
Interest rate swaps	**1,967**	**–**	**1,967**	**–**
Total Assets	**$111,278**	**$7,703**	**$103,575**	**$–**
Liabilities				
Foreign currency forward exchange contracts not accounted for using hedge accounting	**445**	**–**	**445**	**–**
Foreign currency forward exchange contracts accounted for using hedge accounting	**1,435**	**–**	**1,435**	**–**
Total Liabilities	**$1,880**	**$–**	**$1,880**	**$–**

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2023

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	$94,304	$12,868	$80,614	$822
Interest rate swaps	3,909	-	3,909	-
Foreign currency forward exchange contracts not accounted for using hedge accounting	359	-	359	-
Foreign currency forward exchange contracts accounted for using hedge accounting	1,533	-	1,533	-
Total Assets	$100,105	$12,868	$86,415	$822

The carrying amount of cash and cash equivalents including money market funds, short-term investments including marketable equity securities, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debt with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps is the discounted net present value of the swaps using third party quotes from financial institutions.

(5) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the

(in thousands except share and per share data)

hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued, and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings.

In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a €50 million (approximately $51.9 million) 4-year term loan with a variable interest rate. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. This swap is a hedged derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in other comprehensive income.

In connection with the April 2021 acquisition of the office building complex in Paris, €120 million (approximately $124.7 million) of the purchase price was financed through a 10-year term loan. The Company entered into interest rate swap contracts related to €80 million of the loan, effectively exchanging the variable interest rate to a fixed rate of approximately 1.1%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income (loss) and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying income statements. Such gains and losses were immaterial in each of the years in the three-year period ended December 31, 2024. Other (income) expense includes a loss of $1.7 million and $2.8 million in 2024 and 2023, respectively, and a gain of $6.3 million in 2022, resulting from an interest rate swap.

All derivative instruments are reported as either assets or liabilities on the consolidated balance sheet measured at fair value. The valuation of interest rate swaps is included in long-term debt on the accompanying consolidated balance sheets. The valuation of foreign currency forward exchange contracts at December 31, 2024 and December 31, 2023, resulted in an asset and is included in other current assets on the accompanying consolidated balance sheets.

At December 31, 2024, the Company had foreign currency contracts in the form of forward exchange contracts with notional amounts of approximately U.S. $100 million which all have maturities of less than one year.

(6) Property, Equipment and Leasehold Improvements

Years Ended December 31,	2024	2023
Land and Building		
(construction in progress)	**$147,786**	$157,057
Equipment	**59,800**	55,385
Leasehold Improvements	**8,456**	9,363
	$216,042	$221,805
Less accumulated depreciation	**62,269**	52,583
	$153,773	$169,222

Depreciation expense was $10.4 million, $9.8 million and $7.5 million in 2024, 2023, and 2022, respectively.

In April 2021, Interparfums SA, our 72% owned French Subsidiary, completed the acquisition of its headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft.

The purchase price included the complete renovation of the site. As of December 31, 2024, $145 million (€139 million) of the purchase price, including approximately $3 million of acquisition costs, is included in property, equipment and leasehold improvements on the accompanying consolidated balance sheet. The purchase price has been allocated approximately $59.5 million (€57 million) to land and $85.5 million (€82 million) to the building. The building, which was delivered on February 28, 2022, includes the building structure, development of the property, façade waterproofing, general and technical installations and interior fittings that will be depreciated over a range of 7 to 50 years. The Company has elected to depreciate the building cost based on the useful lives of its components.

The acquisition was financed by a 10-year €120 million (approximately $124.7 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%.

(7) Trademarks, Licenses and Other Intangible Assets

2024	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	**$116,187**	**$-**	**$116,187**
Trademarks (finite lives)	**40,732**	**599**	**40,133**
Licenses (finite lives)	**202,852**	**79,800**	**123,052**
Other intangible assets (finite lives)	**20,238**	**17,126**	**3,112**
Subtotal	**263,822**	**97,525**	**166,297**
Total	**$380,009**	**$97,525**	**$282,484**

2023	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$108,760	$-	$108,760
Trademarks (finite lives)	42,752	66	42,686
Licenses (finite lives)	215,307	73,264	142,043
Other intangible assets (finite lives)	19,524	16,657	2,867
Subtotal	277,583	89,987	187,596
Total	$386,343	$89,987	$296,356

Amortization expense was $13.6 million, $7.5 million and $6.8 million in 2024, 2023 and 2022, respectively. Amortization expense is expected to approximate $13.8 million in 2025, $12.2 million in 2026, $11.8 million in 2027, and $11.0 million in 2028 and 2029. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 14.3 years and 2.5 years, respectively, and 13.9 years on average.

The Company reviews intangible assets with indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $4.0 million and $6.8 million in 2024 and 2022, respectively, relating to our Rochas fashion business and an impairment charge for trademarks with indefinite useful lives of $0.9 million in 2022 relating to our Intimate trademark. There was no impairment charge for trademarks with indefinite useful lives in 2023. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.47%, 10.39%, and 9.80% as of December 31, 2024, 2023 and 2022, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions it has made in projecting future cash flows for the evaluations described above are reasonable and currently no other impairment indicators exist for our indefinite-lived assets. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight-line method over the term of the respective license or the intangible assets estimated useful life which range from three to twenty years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Trademarks (finite lives) primarily represent Lanvin brand names and trademarks and in connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks on July 1, 2027 for €70 million (approximately $73 million), representing the residual value, in accordance with an amendment signed in 2021. Because the residual value of the intangible asset exceeds its carrying value, the asset is not being amortized.

(8) Accrued Expenses

Accrued expenses consist of the following:

Years Ended December 31,	2024	2023
Advertising liabilities	**$56,948**	$64,815
Salary (including bonus and related taxes)	**26,675**	23,546
Royalties	**27,206**	27,477
Due vendors (not yet invoiced)	**33,327**	41,859
Retirement reserves	**5,080**	10,444
Refund (return) liability	**10,826**	5,507
Other	**12,696**	5,232
	$172,758	$178,880

(in thousands except share and per share data) 99

(9) Loans Payable – Banks

Loans payable – banks consist of the following:

Effective June 2024, the Company and its domestic subsidiaries have available a $25 million unsecured revolving line of credit due on demand, which bears interest at the Secured Overnight Financing Rate ("SOFR") plus 1.75% (the SOFR was 4.45% as of December 31, 2024). The line of credit which has a maturity date of April 30, 2025, is expected to be renewed on an annual basis.

Effective November 2024, the Company and its domestic subsidiaries have available a $20 million unsecured revolving line of credit due on demand, which bears interest at the SOFR plus a margin (the SOFR was 4.45% as of December 31, 2024). The line of credit, which has a maturity date of December 31, 2025, is expected to be renewed on an annual basis.

The Company and its domestic subsidiaries have available a $25 million unsecured revolving line of credit due on demand, which bears interest at the daily SOFR plus 2% (the SOFR was 4.45% as of December 31, 2024). The line of credit which has a maturity date of December 13, 2025, is expected to be renewed on an annual basis.

Borrowings outstanding pursuant to all lines of credit were zero as of December 31, 2024 and 2023.

The Company's foreign subsidiaries have available credit lines totaling approximately $8.3 million provided by a consortium of international financial institutions. These credit lines bear interest at the three-month Euribor rate plus 1.65% (Three-Month Euribor was 2.71% at December 31, 2024). Borrowings outstanding pursuant to lines of credit were $8.3 million and $4.4 million as of December 31, 2024 and 2023.

The weighted average interest rate on short-term borrowings was 5.2% and 4.5% as of December 31, 2024 and 2023.

(10) Long-term Debt

Long-term debt consists of the following:

Years Ended December 31	2024	2023
$41.6 million (€40 million) payable in 36 monthly installments of approximately $1.1 million each beginning in August 2024, bearing interest at 4.03% per annum	**$36,087**	$-
$51.9 million (€50 million) payable in 48 equal monthly installments of $1.1 million beginning in December 2022, bearing interest at one-month Euribor plus 0.825%	**25,052**	40,334
$124.7 million (€120 million) payable in 120 equal monthly installments of $1.1 million beginning in April 2021, bearing interest at one-month Euribor plus 0.75%	**77,481**	95,576
$15.0 million payable in 14 equal annual installments of $1.1 million beginning in January 2020 including interest imputed at 4.1% per annum	**8,416**	9,172
$15.6 million payable (€15 million) in 10 equal annual installments of $1.5 million beginning in October 2021 including interest imputed at 2.0% per annum	**10,305**	12,402
	157,341	157,484
Less current maturities	**41,607**	29,587
Total	**$115,734**	$127,897

In July 2024, the Company entered into a $41.6 million (€40 million) three-year loan agreement. The loan agreement bears interest at 4.03% per annum.

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, the Company entered into a $51.9 million (€50 million) four-year loan agreement. The loan agreement bears interest at Euribor-1-month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

In April 2021, to finance the acquisition of Interparfums SA's corporate headquarters, the Company entered into a $124.7 million (€120 million) ten-year credit agreement. Approximately $88.4 million (€80.0 million) of the variable rate debt was swapped for variable interest rate debt with maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Maturities of long-term debt subsequent to December 31, 2024 are approximately $41.6 million in 2025, $41.0 million in 2026, $23.5 million in 2027, $15.0 million in 2028, $15.0 million in 2029, and $21.0 million thereafter through 2033.

(11) Commitments

Leases

The Company leases offices, warehouses and vehicles, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

In determining lease asset value, the Company considers fixed or variable payment terms, prepayments, incentives, and options to extend or terminate, depending on the lease. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. The Company generally uses its incremental borrowing rate based on information available at the lease commencement date for the location in which the lease is held in determining the present value of lease payments.

As of December 31, 2024, the weighted average remaining lease term was 4 years and the weighted average discount rate used to determine the operating lease liability was 3.2%. Rental expense related to operating leases was $6.5 million, $5.8 million, and $5.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Operating lease payments included in operating cash flows totaled $6.1 million, $5.3 million, and $4.8 million in 2024, 2023, and 2022, respectively. Noncash additions to operating lease assets totaled $2.5 million, $4.8 million, and $0.3 million in 2024, 2023, and 2022, respectively.

Maturities of lease liabilities subsequent to December 31, 2024 are as follows:

(in thousands)	
2025	$6,506
2026	5,943
2027	5,989
2028	5,440
2029	3,485
Thereafter	-
	27,363
Less imputed interest (based on 3.2% weighted-average discount rate)	(821)
	$26,542

License Agreements

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2038. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

(in thousands)	
2025	$316,617
2026	279,938
2027	266,142
2028	262,492
2029	264,103
Thereafter	758,999
	$2,148,291

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2024, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $117.8 million, $103.8 million and $87.0 million in 2024, 2023 and 2022, respectively, and represented 8.1%, 7.9% and 8.0% of net sales for the years ended December 31, 2024, 2023 and 2022, respectively.

Properties

The Company entered into agreements in December 2024 to purchase additional property in Paris attached to its French headquarters for $12.4 million (€11.9 million) by May 30, 2025 after deducting the amount of escrow already paid.

(12) Equity

Share-Based Payments

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested aggregated $1.2 million, $1.2 million and $1.3 million in 2024, 2023 and 2022, respectively. Compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service

(in thousands except share and per share data)

period for the entire award. Forfeitures are estimated based on historic trends. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2024:

	Number of Shares	Weighted Average Fair Value
Nonvested options – beginning of year	**122,100**	**$24.47**
Nonvested options granted	**47,250**	**$33.31**
Nonvested options vested or forfeited	**(50,700)**	**$19.73**
Nonvested options - end of year	**118,650**	**$30.02**

The effect of share-based payment expenses decreased income statement line items as follows:

Years Ended December 31,	2024	2023	2022
Income before income taxes	**$2,379**	$2,525	$3,143
Net Income attributable to Interparfums, Inc.	**1,565**	1,700	2,036
Earnings per share attributable to Interparfums, Inc.	**0.05**	0.05	0.06

The following table summarizes stock option activity and related information for the years ended December 31, 2024, 2023 and 2022:

Years Ended December 31,	2024		2023		2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Shares under option - beginning of year	**308,970**	**$86.52**	441,580	$67.30	524,900	$57.58
Options granted	**47,250**	**130.60**	47,500	147.71	62,000	97.84
Options exercised	**(105,510)**	**66.83**	(154,220)	52.04	(136,880)	43.86
Options forfeited	**(4,280)**	**95.73**	(25,890)	76.32	(8,440)	67.65
Shares under option- end of year	**246,430**	**$103.24**	308,970	$86.52	441,580	$67.30

At December 31, 2024, options for 492,395 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $7.8 million as of December 31, 2024 and unrecognized compensation cost related to stock options outstanding aggregated $3.3 million, which will be recognized over the next five years.

The weighted average fair values of options granted by Interparfums, Inc. during 2024, 2023 and 2022 were $33.31, $35.08 and $20.36 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value.

The assumptions used in the Black-Scholes pricing model are set forth in the following table:

Years Ended December 31,	2024	2023	2022
Weighted average expected stock-price volatility	**30%**	29%	26%
Weighted average expected option life	**4.4 yrs**	4.0 yrs	4.0 yrs
Weighted average risk-free interest rate	**4.4%**	3.8%	4.0%
Weighted average dividend yield	**2.3%**	2.0%	2.4%

Expected volatility is estimated based on historic volatility of the Company's common stock. The expected term of the option is estimated based on historic data. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would maintain its current payout ratio as a percentage of earnings.

Proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

Years Ended December 31,	2024	2023	2022
Proceeds from stock options exercised	**$7,049**	$8,025	$6,003
Tax benefits	**$673**	$1,150	$800
Intrinsic value of stock options exercised	**$7,052**	$11,578	$6,760

The following table summarizes additional stock option information as of December 31, 2024:

Exercise Price	Options Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Exercisable
$62.18 – $69.11	**10,500**	**0.66 years**	**9,000**
$73.09	**88,580**	**1.00 years**	**88,580**
$97.84	**53,600**	**4.00 years**	**20,900**
$147.71	**46, 500**	**4.99 years**	**9,300**
$130.60	**47, 250**	**6.00 years**	**–**
Totals	**246,430**	**3.35 years**	**127,780**

As of December 31, 2024, the weighted average exercise price of options exercisable was $81.91 and the weighted average remaining contractual life of options exercisable is 2 years. The aggregate intrinsic value of options exercisable at December 31, 2024 is $6.6 million.

In March 2022, Interparfums SA, our 72% owned French subsidiary, approved a plan to grant an aggregate of 88,400 shares to all Interparfums SA employees and corporate officers having more than six months of employment at grant date, subject to certain corporate performance conditions. The shares, subject to adjustment for stock splits, will be distributed in June 2025.

The fair value of the grant had been determined based on the quoted stock price of Interparfums SA shares as reported by the Euronext on the date of grant. The estimated number of shares to be distributed of 104,418 has been determined taking into account employee turnover. The aggregate cost of the grant of approximately $4.1 million will be recognized as compensation cost on a straight-line basis over the requisite three and a quarter year service period.

In order to avoid dilution of the Company's ownership of Interparfums SA, all shares distributed or to be distributed pursuant to these plans will be pre-existing shares of Interparfums SA, purchased in the open market by Interparfums SA. As of December 31, 2024, the Company acquired 96,371 shares at an aggregate cost of $3.9 million.

All share purchases and issuances have been classified as equity transactions on the accompanying consolidated balance sheet.

Dividends

In February 2022, our Board of Directors authorized an annual dividend of $2.00 per share, payable quarterly. In February 2023, our Board of Directors authorized an increase in the annual dividend to $2.50 per share and in February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share. The next quarterly cash dividend of $0.80 per share is payable on March 28, 2025 to shareholders of record on March 14, 2025.

(13) Net Income Attributable to Interparfums, Inc. Common Shareholders

Net income attributable to Interparfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Interparfums, Inc. by the weighted average number of shares outstanding. Net income attributable to Interparfums, Inc. per share

(in thousands except share and per share data)

assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

Years Ended December 31,	2024	2023	2022
Numerator			
Net income attributable to Interparfums, Inc.	**164,358**	152,654	120,938
Denominator			
Weighted average shares	**32,036,728**	31,994,328	31,859,417
Effect of dilutive securities:			
Stock options	**87,557**	145,374	129,336
Denominator for diluted earnings per share	**32,124,285**	32,139,702	31,988,753
Earnings per share:			
Net income attributable to Interparfums, Inc.			
common shareholders:			
Basic	**$5.13**	$4.77	$3.80
Diluted	**$5.12**	$4.75	$3.78

Not included in the above computations is the effect of anti-dilutive potential common shares, which consist of outstanding options to purchase 47,250, nil, and 38,000 shares of common stock for 2024, 2023, and 2022, respectively.

(14) Segments and Geographic Areas

Operating and reportable segments ("segments") reflect the way the Company is managed and for which separate financial information is available and evaluated regularly by the Company's chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM is the founders of Interparfums, Inc. which includes the Chief Executive Officer and Chairman of the Board of Directors of Interparfums, Inc. and the President of Interparfums, Inc. and Chief Executive Officer of Interparfums SA. The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European based operations, assets and business operations are primarily conducted in France, and include the results and assets of Interparfums Luxury Brands, Inc., located in the United States. For United States based operations, assets and business operations are primarily conducted in the United States, and include the results and assets of Interparfums Italia Srl, located in Italy. Both European based operations and United States based operations primarily represent the sale of prestige brand name fragrances.

The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its segments and allocates resources based on gross margin and income from operations. Segment gross margin and segment income from operations include intersegment revenues and expenses. For both segments, the CODM used these measures in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for both profit measures when making decisions about allocating capital and personnel to the segments and in determining the compensation of employees. The CODM also uses segment gross margin for evaluating product pricing, customer and product mix, cost optimization, and marketing strategies and used segment income from operations to assess the performance and relative profitability of each segment by comparing the results of each segment with one another.

Information on the Company's operations by segments is as follows:

Year Ended December 31, 2024	United States based Operations	European based Operations	Total
Net sales	$511,307	$953,046	$1,464,353
Eliminations (a)	–	(12,028)	(12,028)
	511,307	941,018	1,452,325
Less: (b)			
Cost of sales	215,207	314,465	
Eliminations (a)	–	(4,688)	
Segment gross margin	296,100	631,241	927,341
Less: (b)			
Advertising and Promotion	79,479	201,065	
Employee-related costs	51,318	74,071	
Royalties	37,081	80,711	
Other segment items (c)	39,048	89,772	
Segment income from operations	$89,174	$185,622	$274,796
Reconciliation:			
Interest expense			7,825
Loss on foreign currency			1,085
Interest and investment income			(2,218)
Other (income) expense			(287)
Income before income taxes			$268,391

Year Ended December 31, 2023	United States based Operations	European based Operations	Total
Net sales	$455,758	$863,397	$1,319,155
Eliminations (a)	-	(1,480)	(1,480)
	455,758	861,917	1,317,675
Less: (b)			
Cost of sales	195,973	282,624	
Segment gross margin	259,785	579,293	839,078
Less: (b)			
Advertising and Promotion	70,033	191,253	
Employee-related costs	45,880	70,473	
Royalties	32,573	71,214	
Other segment items (c)	32,622	73,648	
Segment income from operations	$78,677	$172,705	$251,382
Reconciliation:			
Interest expense			11,253
Loss on foreign currency			1,582
Interest and investment income			(10,729)
Other (income) expense			(317)
Income before income taxes			$249,593

(in thousands except share and per share data)

Year Ended December 31, 2022	United States based Operations	European based Operations	Total
Net sales	$342,644	$744,075	$1,086,719
Eliminations (a)	-	(66)	(66)
	$342,644	744,009	1,086,653
Less: (b)			
Cost of sales	155,333	236,898	
Segment gross margin	187,311	507,111	694,422
Less: (b)			
Advertising and Promotion	45,860	166,510	
Employee-related costs	38,457	60,984	
Royalties	24,012	62,986	
Other segment items (c)	26,541	74,769	
Segment income from operations	$52,441	$141,862	$194,303
Reconciliation:			
Interest expense			3,599
Loss on foreign currency			1,921
Interest and investment income			(5,486)
Other (income) expense			50
Income before income taxes			$194,219

(a) Eliminations of intercompany sales relate to European based operations products sold to United States based operations.
(b) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.
(c) Other segment items for each reportable segment include expenses for professional services, travel & entertainment, rent, warehousing, shipping, depreciation & amortization, and other selling, general and administrative costs.

Other segment disclosures:

Years Ended December 31,	2024	2023	2022
Net Income attributable to Interparfums, Inc.			
United States	**$68,164**	$63,354	$43,330
Europe	**101,698**	89,677	77,608
Eliminations	**(5,504)**	(377)	-
	$164,358	$152,654	$120,938
Depreciation and amortization expense including impairment loss			
United States	**$6,838**	$6,517	$6,355
Europe	**21,520**	10,814	16,184
	$28,358	$17,331	$22,539
Interest and investment income			
United States	**$514**	$346	$66
Europe	**2,392**	10,810	5,769
Eliminations	**(688)**	(427)	(349)
	$2,218	$10,729	$5,486
Interest expense			
United States	**$1,838**	$1,351	$1,100
Europe	**6,675**	10,329	2,848
Eliminations	**(688)**	(427)	(349)
	$7,825	$11,253	$3,599
Income tax expense			
United States	**$17,805**	$15,180	$6,920
Europe	**48,988**	46,763	36,262
Eliminations	**(1,835)**	(126)	-
	$64,958	$61,817	$43,182
Total assets			
United States	**$352,139**	$344,341	$278,090
Europe	**1,073,326**	1,066,684	1,052,004
Eliminations	**(14,204)**	(41,696)	(21,552)
	$1,411,261	$1,369,329	$1,308,542
Additions to long-lived assets(a)			
United States	**$1,882**	$3,918	$5,318
Europe	**20,470**	49,450	85,184
	$**22,352**	53,368	90,502
Total long-lived assets(a)			
United States	**$50,401**	$57,372	$61,539
Europe	**410,459**	436,819	423,999
	$**460,860**	$494,191	$485,538

(a) Total long-lived assets include property, equipment and leasehold improvements, trademarks, licenses, and other intangible assets, and right-of-use assets.

United States export sales were approximately $218.5 million, $230.5 million and $180.0 million in 2024, 2023 and 2022, respectively.

(in thousands except share and per share data) 107

Consolidated net sales to customers by region are as follows:

Years Ended December 31,	2024	2023	2022
North America	**$541,850**	$511,655	$420,968
Western Europe	**364,308**	301,228	259,216
Asia/Pacific	**196,978**	191,772	163,621
Middle East and Africa	**122,844**	117,115	98,776
Eastern Europe	**118,130**	103,227	74,161
Central and South America	**108,215**	92,678	69,911
	$1,452,325	$1,317,675	$1,086,653

For net sales, a major country is defined as a group of customers in a country with combined net sales of greater than 10% of consolidated net sales or as otherwise deemed significant. Net sales in the United States were approximately $522.1 million, $493.2 million, and $410.0 million in 2024, 2023 and 2022, respectively. Net sales in France were approximately $65.4 million, $51.0 million, and $44.8 million in 2024, 2023 and 2022, respectively. No other country represented greater than 10% of the Company's consolidated net sales or was otherwise deemed significant.

(15) Income Taxes

The components of income before income taxes consist of the following:

Years Ended December 31,	2024	2023	2022
U.S. operations	**$83,169**	$103,517	$75,682
Foreign operations	**185,222**	146,076	118,537
	$268,391	$249,593	$194,219

The provision for current and deferred income tax expense (benefit) consists of the following:

Years Ended December 31,	2024	2023	2022
Current:			
Federal	**$14,992**	$18,322	$14,019
State and local	**2,627**	2,297	2,782
Foreign	**50,557**	44,341	30,144
	68,176	64,960	46,945
Deferred:			
Federal	**(1,115)**	518	(1,150)
State and local	**(162)**	81	(149)
Foreign	**(1,941)**	(3,742)	(2,464)
	(3,218)	(3,143)	(3,763)
Total income tax expense	**$64,958**	$61,817	$43,182

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2024	2023
Net Deferred tax assets		
Foreign net operating loss carry-forwards	**$-**	$218
Inventory and accounts receivable	**4,505**	3,138
Profit sharing	**2,274**	3,505
Stock option compensation	**314**	613
Effect of inventory profit elimination	**11,569**	10,957
Other	**2,290**	1,674
Total gross deferred tax assets, net	**20,952**	20,105
Valuation allowance	**-**	(296)
Net deferred tax assets	**20,952**	19,809
Deferred tax liabilities (long-term)		
Building expenses	**(1,196)**	(1,327)
Trademarks and licenses	**(2,104)**	(2,238)
Unrealized gain on marketable equity securities	**(560)**	(1,044)
Other	**(58)**	(655)
Total deferred tax liabilities	**(3,918)**	(5,264)
Net deferred tax assets	**$17,034**	$14,545

Valuation allowances have been provided for deferred tax assets relating to foreign net operating loss carry-forwards as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of the deferred tax assets in 2023. No valuation allowances were provided for deferred tax assets in 2024.

No other valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company estimated the effect of foreign derived intangible income ("FDII") and recorded a tax benefit of approximately $2.4 million, $2.4 million and $1.5 million as of December 31, 2024, 2023 and 2022, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions.

The Company assessed its uncertain tax positions and determined that it has no material uncertain tax position at December 31, 2024.

A tax audit of our Company's French subsidiary was finalized in 2023 for the tax years 2020 and 2021. As a result of the audit's conclusions, a one-time assessment of €2.8 million ($3.1 million) was included in tax expense in the consolidated statements of income for the annual period ended December 31, 2023. The Company's French subsidiary is no longer subject to foreign tax examination for years before 2022. The Company's French subsidiary has been notified of an upcoming audit for tax years 2022 and 2023, to begin in 2025.

The Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2021.

(in thousands except share and per share data)

Differences between the United States federal statutory income tax rate and the effective income tax rate were as follows:

Years Ended December 31,	2024	2023	2022
Statutory rates	**21.0%**	21.0%	21.0%
State and local taxes, net of Federal benefit	**0.7**	0.8	1.1
Windfall benefit from exercise of stock options	**(0.3)**	(0.4)	(0.4)
Benefit of Foreign Derived Intangible Income	**(0.9)**	(0.9)	(0.8)
Effect of foreign taxes greater than U.S. statutory rates	**3.5**	4.1	1.5
Other	**0.2**	0.2	(0.2)
Effective rates	**24.2%**	24.8%	22.2%

(16) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss consist of the following:

Years Ended December 31,	2024	2023	2022
Net derivative instruments, beginning of year	**$64**	$1,709	$(992)
Net derivative instrument (loss) gain, net of tax	**(1,695)**	(1,645)	2,701
Net derivative instrument, end of year	**(1,631)**	64	1,709
Net pension benefits, beginning of year	**–**	-	-
Net pension benefits gain, net of tax	**2,019**	-	-
Net pension benefits, end of year	**2,019**	-	-
Cumulative translation adjustments, beginning of year	**(40,252)**	(57,765)	(37,440)
Translation adjustments	**(32,375)**	17,513	(20,325)
Cumulative translation adjustments, end of year	**(72,627)**	(40,252)	(57,765)
Accumulated other comprehensive loss	**$(72,239)**	$(40,188)	$(56,056)

(17) Related Party Transactions

In 2023, a foreign subsidiary of Interparfums, Inc. began leasing office space and receiving consulting services from affiliates of the Company's Chairman and principal stockholder. The Company incurred approximately $48 thousand and $47 thousand of expenses for these services in the year ended December 31, 2024 and 2023, respectively.

The Market for Our Common Stock

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth, in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

Fiscal 2024	High Closing Price	Low Closing Price
Fourth Quarter	**139.92**	**118.08**
Third Quarter	**140.68**	**113.85**
Second Quarter	**138.31**	**109.63**
First Quarter	**155.12**	**133.33**

Fiscal 2023	High Closing Price	Low Closing Price
Fourth Quarter	147.71	121.48
Third Quarter	150.70	129.06
Second Quarter	157.59	125.60
First Quarter	143.87	96.65

As of March 10, 2025, the number of record holders, which include brokers and broker nominees, etc., of our common stock was 28. We believe there are approximately 57,700 beneficial owners of our common stock.

Dividends

In February 2022, our Board of Directors authorized an annual dividend of $2.00 per share, payable quarterly. In February 2023, our Board of Directors authorized an increase in the annual dividend to $2.50 per share and in February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share.

Form 10-K

A copy of the company's 2024 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Interparfums, Inc. 551 Fifth Avenue, New York, NY 10176 Attention: Corporate Secretary.

Corporate Performance Graph

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index, the average performance the Company's peer group consisting of: Coty Inc., e.l.f. Beauty, Inc., Estée Lauder Companies, Inc., L'Oréal SA, LVMH Moët Hennessy Louis Vuitton, Natura &Co Holding SA, Olaplex Holdings, Inc., Procter & Gamble Co., and Shiseido Co Ltd. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

Comparison of 5 Year Cumulative Total Return*

Among Interparfums, Inc., the NASDAQ Composite Index, and a Peer Group



$250
$200
$150
$100
$50
$0
Fiscal year ending December 31.
12/19
12/20
12/121
12/22
12/23
12/24
Interparfums, Inc.
Peer Group

Below is the list of data points for each year that corresponds to the lines of the above graph:

	12/19	12/20	12/21	12/22	12/23	12/24
Interparfums, Inc.	100.00	83.75	149.91	138.82	210.93	**197.35**
NASDAQ Composite	100.00	144.92	177.06	119.45	172.77	**223.87**
Peer Group	100.00	118.87	138.71	116.33	114.95	**101.55**

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Interparfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Interparfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Interparfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Robert Bensoussan-Torres
Co-founder of Sirius Equity,
a retail and branded luxury goods
investment company

Gérard Kappauf ("Kappauf")
Chief Executive Officer & Creative and
Editorial Director of the K Groupe,
which owns Citizen K Magazines in Paris
as well as Enkore Studio in Dubai.

Véronique Gabai-Pinsky
President of Startup Specialty
Fragrance Company and
Former President, Vera Wang Group

Gilbert Harrison
Chairman, Harrison Group, Inc.
Founder and Chairman Emeritus
Financo LLC

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Interparfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Interparfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Interparfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Corporate Information

Interparfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
www.interparfumsinc.com

European Operations

Interparfums SA
10 rue de Solferino
75007 Paris, France
Tel. (1) 53-77-00-00

Interparfums Italia, Srl
Piazza della Repubblica, 6
50123 Firenze, Italy

Auditors
Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
Equinity Trust Company, LLC
28 Liberty Street, 53rd Fl
New York, NY 10005

INTERPARFUMS, INC

551 Fifth Avenue NY, NY 10176
Tel: 212 983 2640
www. interparfumsinc.com